KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2014

This management's discussion and analysis ("MD&A"), prepared as of November 5, 2014, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of September 30, 2014 and for the three and nine months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2014 and the notes thereto (the “interim financial statements”).  Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2013 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars.  The interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and nine months ended September 30, 2014, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the interim financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities.  Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow.  Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges.  Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

Consolidated Financial and Operating Highlights

	Three months ended September 30,					Nine months ended September 30,
(in millions, except ounces, per share amounts and per ounce amounts)	2014	2013	Change	% Change	2014	2013	Change	% Change
Operating Highlights from Continuing Operations (d)
Total gold equivalent ounces (a)
Produced (c)	701,088	687,581	13,507	2%	2,059,398	2,004,827	54,571	3%
Sold (c)	746,425	658,055	88,370	13%	2,084,668	2,005,793	78,875	4%

Attributable gold equivalent ounces (a)
Produced (c)	693,818	680,580	13,238	2%	2,038,339	1,984,858	53,481	3%
Sold (c)	739,095	651,104	87,991	14%	2,063,860	1,985,857	78,003	4%

Financial Highlights from Continuing Operations (d)
Metal sales	$945.7	$876.3	$69.4	8%	$2,675.0	$2,902.4	$(227.4)	(8%)
Production cost of sales	$520.1	$486.8	$33.3	7%	$1,502.0	$1,476.0	$26.0	2%
Depreciation, depletion and amortization	$233.8	$184.3	$49.5	27%	$645.5	$622.1	$23.4	4%
Impairment charges	$-	$-	$-	-	$-	$2,433.1	$(2,433.1)	(100%)
Operating earnings (loss)	$112.6	$101.9	$10.7	11%	$274.2	$(1,929.1)	$2,203.3	114%
Net earnings (loss) attributable to common shareholders	$(4.3)	$46.9	$(51.2)	(109%)	$73.5	$(2,272.6)	$2,346.1	103%
Basic earnings (loss) per share attributable to common shareholders	$-	$0.04	$(0.04)	(100%)	$0.06	$(1.99)	$2.05	103%
Diluted earnings (loss) per share attributable to common shareholders	$-	$0.04	$(0.04)	(100%)	$0.06	$(1.99)	$2.05	103%
Adjusted net earnings attributable to common shareholders(b)	$70.1	$54.4	$15.7	29%	$137.1	$346.3	$(209.2)	(60%)
Adjusted net earnings per share (b)	$0.06	$0.05	$0.01	20%	$0.12	$0.30	$(0.18)	(60%)
Net cash flow provided from operating activities	$304.5	$137.7	$166.8	121%	$678.9	$609.4	$69.5	11%
Adjusted operating cash flow (b)	$312.0	$256.4	$55.6	22%	$779.3	$926.8	$(147.5)	(16%)
Capital expenditures	$153.5	$300.8	$(147.3)	(49%)	$442.4	$931.3	$(488.9)	(53%)
Average realized gold price per ounce	$1,268	$1,331	$(63)	(5%)	$1,283	$1,448	$(165)	(11%)
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$697	$740	$(43)	(6%)	$720	$736	$(16)	(2%)
Attributable(a) production cost of sales per equivalent ounce (c) sold(b)	$698	$740	$(42)	(6%)	$722	$736	$(14)	(2%)
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$685	$709	$(24)	(3%)	$706	$693	$13	2%
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$911	$1,069	$(158)	(15%)	$954	$1,027	$(73)	(7%)
Attributable(a) all-in sustaining cost per equivalent ounce (c) sold (b)	$919	$1,082	$(163)	(15%)	$963	$1,050	$(87)	(8%)
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$982	$1,333	$(351)	(26%)	$1,043	$1,333	$(290)	(22%)
Attributable(a) all-in cost per equivalent ounce (c) sold (b)	$989	$1,334	$(345)	(26%)	$1,050	$1,339	$(289)	(22%)

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.
(c)
  "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2014 was 64.89:1 (third quarter of 2013 - 62.21:1).  The ratio for the first nine months of 2014 was 64.54:1 (first nine months of 2013 - 58.69:1).

(d)	On June 10, 2013, the Company announced its decision to cease development of Fruta del Norte ("FDN"). As a result, FDN has been classified as a discontinued operation.

Consolidated Financial Performance

Third quarter 2014 vs. Third quarter 2013

During the third quarter of 2014, Kinross’ attributable production increased slightly compared with the same period in 2013, primarily due to increases in production from the Kupol segment as a result of processing higher grade ore from Dvoinoye and at Maricunga as a result of improved heap leach performance and increased efficiency of the Adsorption, Desorption and Recovery (“ADR”) plant, partially offset by a decrease in production as a result of the suspension of mining at La Coipa in October 2013.

Metal sales increased to $945.7 million in the third quarter of 2014 from $876.3 million in the third quarter of 2013 due to an increase in gold equivalent ounces sold, partially offset by a decrease in the metal prices realized.  Gold equivalent ounces sold in the third quarter of 2014 increased to 746,425 compared with 658,055 in the same period of 2013, primarily due to timing of shipments, and increased production from the Kupol segment and at Maricunga as described above.  The average gold price realized decreased from $1,331 per ounce in the third quarter of 2013 to $1,268 per ounce in the third quarter of 2014.

Production cost of sales increased by 7% compared with the third quarter of 2013, primarily due to an increase in gold equivalent ounces sold from the Kupol segment as a result of Dvoinoye commencing commercial production in October 2013 and higher costs at Fort Knox as a result of mining lower grade ore.  These increases were partially offset by the impact of the suspension of mining at La Coipa and a decrease in production costs at Chirano due to lower contractor costs as a result of the transition to owner mining and reduced power costs.

Depreciation, depletion and amortization increased to $233.8 million from $184.3 million in the third quarter of 2013, primarily due to increases in the depreciable asset base and gold equivalent ounces sold from the Kupol segment as a result of Dvoinoye commencing commercial production and an increase in the depreciable asset base and a reduction in mineral reserves at Paracatu.  These increases were partially offset by the impact of the suspension of mining at La Coipa and a decrease in the depreciable asset base at Maricunga.

Operating earnings increased to $112.6 million in the third quarter of 2014 compared with $101.9 million in the same period of 2013, primarily due to the increase in metal sales and a decrease in exploration and business development costs, partially offset by the increase in production cost of sales.

During the third quarter of 2014, net loss from continuing operations attributable to common shareholders was $4.3 million, or $0.00 per share, compared with net earnings from continuing operations attributable to common shareholders of $46.9 million, or $0.04 per share, in the third quarter of 2013.  The change was primarily a result of an increase in income tax expense as described below, partially offset by the increase in operating earnings.  In addition, finance expense and other income (expense) increased by $11.7 million and $10.9 million, respectively, compared with the third quarter of 2013.  During the third quarter of 2014, the Company recorded a tax expense of $92.3 million compared with a tax expense of $54.8 million in the same period of 2013.  The $92.3 million tax expense in the third quarter of 2014 included a $35.8 million expense due to a re-measurement of deferred tax assets as a result of income tax reforms enacted in Chile.  The Company’s adjusted effective tax rate for the third quarter of 2014 was 26.1%, compared with an adjusted effective tax rate of 43.3% for the third quarter of 2013.  The decrease in the Company’s adjusted effective tax rate for the third quarter of 2014, compared with the same period in 2013, was largely due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.

Adjusted net earnings attributable to common shareholders was $70.1 million, or $0.06 per share, for the third quarter of 2014 compared with $54.4 million, or $0.05 per share, for the same period in 2013. The change in adjusted net earnings attributable to common shareholders was largely due to the increase in metal sales.

Net cash flow provided from operating activities increased to $304.5 million in the third quarter of 2014 compared with $137.7 million in the same period of 2013, primarily due to more favourable working capital changes, an increase in metal sales and lower exploration and business development costs.

Adjusted operating cash flow increased to $312.0 million in the third quarter of 2014 from $256.4 million in the third quarter of 2013, primarily due to the increase in metal sales and lower exploration and business development costs.

During the third quarter of 2014, capital expenditures decreased to $153.5 million compared with $300.8 million in the same period of 2013, primarily due to reduced spending at Tasiast and Fort Knox.

Consolidated and attributable production cost of sales per equivalent ounce sold decreased by 6% compared with the third quarter of 2013, primarily due to the increase in gold equivalent ounces sold.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold and per ounce sold on a by-product basis decreased in the third quarter of 2014 compared with the same period in 2013, primarily due to a decrease in both sustaining and non-sustaining capital expenditures.

First nine months of 2014 vs. First nine months of 2013

During the first nine months of 2014, Kinross’ attributable production increased by 3% compared with the same period in 2013, primarily due to increases in production from the Kupol segment as a result of processing higher grade ore from Dvoinoye and at Maricunga as a result of improved heap leach performance and increased efficiency of the ADR plant, partially offset by a decrease in production as a result of the suspension of mining at La Coipa in October 2013.

Metal sales decreased to $2,675.0 million in the first nine months of 2014 from $2,902.4 million in the first nine months of 2013 due to a decrease in metal prices realized, partially offset by higher gold equivalent ounces sold.  The average realized gold price decreased to $1,283 per ounce in the first nine months of 2014 from $1,448 per ounce in the first nine months of 2013.

Production cost of sales increased by 2% compared with the first nine months of 2013, primarily due to an increase in gold equivalent ounces sold from the Kupol segment as a result of Dvoinoye commencing commercial production in October 2013 and higher costs at Fort Knox as a result of mining lower grade ore.  These increases were partially offset by the impact of the suspension of mining at La Coipa and a decrease in production costs at Chirano due to lower contractor costs as a result of the transition to owner mining and reduced power costs.

Depreciation, depletion and amortization increased by 4% in the first nine months of 2014 compared with the same period in 2013, primarily due to increases in the depreciable asset base and gold equivalent ounces sold from the Kupol segment as a result of Dvoinoye commencing commercial production and an increase in the depreciable asset base and a reduction in mineral reserves at Paracatu.  These increases were partially offset by the impact of the suspension of mining at La Coipa and decreases in the depreciable asset base at Tasiast and Maricunga.

During the first nine months of 2014, operating earnings were $274.2 million compared with an operating loss of $1,929.1 million in the same period of 2013.  The operating loss in the first nine months of 2013 was primarily due to the recognition of after-tax non-cash impairment charges of $2,289.3 million, comprised of property, plant and equipment impairment of $1,334.7 million at Tasiast and goodwill and property, plant and equipment impairment aggregating $954.6 million at several other cash generating units (“CGUs”).  The property, plant and equipment impairment charges were net of a tax recovery of $108.7 million.  During the first nine months of 2014, no such impairment charges were recognized.

Net earnings from continuing operations attributable to common shareholders in the first nine months of 2014 were $73.5 million, or $0.06 per share, compared with a net loss from continuing operations attributable to common shareholders of $2,272.6 million, or $1.99 per share, in the first nine months of 2013.  The change was primarily a result of the change in operating earnings (loss) as described above and an impairment charge of $219.0 million related to the Company’s investment in Cerro Casale, which was recorded in other income (expense) during the first nine months of 2013.  In addition, during the first nine months of 2014, the Company recorded a tax expense of $140.6 million compared with $74.0 million in the same period of 2013.  The $140.6 million tax expense in 2014 included a $35.8 million expense due to a re-measurement of deferred tax assets as a result of income tax reforms enacted in Chile.  The $74.0 million tax expense in 2013 included a $108.7 million recovery, due to a re-measurement of deferred tax liabilities in respect of impairment charges.  Excluding the impact of items that are not reflective of the underlying operating performance of our business, the Company’s adjusted effective tax rate for the first nine months of 2014 was 41.4%, compared with an adjusted effective tax rate of 28.1% for the first nine months of 2013.  The increase in the Company’s adjusted effective tax rate for the first nine months of 2014, compared with the same period in 2013, was largely due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.

Adjusted net earnings attributable to common shareholders was $137.1 million, or $0.12 per share, for the first nine months of 2014 compared with $346.3 million, or $0.30 per share, for the same period in 2013.  The decrease in adjusted net earnings attributable to common shareholders was primarily due to the decrease in metal sales.

Net cash flow provided from operating activities increased by 11% compared with the first nine months of 2013, primarily due to more favourable working capital changes and lower exploration and business development costs, partially offset by the decrease in metal sales.

During the first nine months of 2014, adjusted operating cash flow decreased to $779.3 million compared with $926.8 million in the same period of 2013, primarily due to the decrease in metal sales, partially offset by lower exploration and business development costs.

Capital expenditures decreased to $442.4 million compared with $931.3 million in the first nine months of 2013, primarily due to reduced spending at Tasiast, Fort Knox and Chirano.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold and per ounce sold on a by-product basis decreased in the first nine months of 2014 compared with the same period in 2013, primarily due to a decrease in both sustaining and non-sustaining capital expenditures and exploration and business development costs.

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2013 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Included in this MD&A is an update reflecting significant changes since the preparation of the 2013 annual MD&A.

Price of Gold

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold.  During the third quarter of 2014, the average price of gold was $1,282 per ounce, with gold trading between $1,214 and $1,340 per ounce based on the London PM Fix gold price.  This compares to an average of $1,326 per ounce during the third quarter of 2013, with a low of $1,213 and a high of $1,420 per ounce.  During the third quarter of 2014, Kinross realized an average price of $1,268 per ounce compared with $1,331 for the corresponding period in 2013.  For the first nine months of 2014, the price of gold averaged $1,288 per ounce compared with $1,456 per ounce in the same period in 2013.  In the first nine months of 2014 Kinross realized an average price of $1,283 per ounce compared with an average price realized of $1,448 per ounce in the first nine months of 2013.

Major influences on the gold price during the third quarter of 2014 included strengthening of the U.S. dollar coupled with stronger U.S. economic growth.  Gold prices also declined as a result of reduced physical demand, and the U.S. Federal Reserve indicating it will end its quantitative easing program by 2015.

Cost Pressures

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general.  Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.  In order to mitigate the impact of higher consumable prices, the Company focuses on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, while increasing performance and without compromising operational integrity.  Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 Liquidity and Capital Resources.

Currency Fluctuations

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies.  Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen.  During the three and nine months ended September 30, 2014, the U.S. dollar, on average, was stronger relative to the Russian rouble, Canadian dollar, Chilean peso, and Ghanaian cedi compared with the same periods in 2013.  As at September 30, 2014, the U.S. dollar was stronger compared to the December 31, 2013 spot exchange rates of the Russian rouble, Brazilian real, Canadian dollar, Chilean peso, Ghanaian cedi and Mauritanian ouguiya.  In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 Liquidity and Capital Resources.

3.	OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 51 - 52 of this MD&A.

Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%).  Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the interim financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Approximately 60%-70% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $12 impact on production cost of sales per ounce1.

A $10 per barrel change in the price of oil could result in an approximate $3 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

Operational Outlook

Kinross expects to come in at the high end of its narrowed 2014 production forecast of 2.6 to 2.7 million gold equivalent ounces, from its previously disclosed range of 2.5 to 2.7 million gold equivalent ounces.

As a result of successful cost reduction initiatives, the Company is lowering its 2014 guidance for production cost of sales per gold equivalent ounce sold to a range of $720 to $750, from $730 to $780 as previously disclosed on February 12, 2014.  The Company is narrowing downward its 2014 guidance for all-in sustaining cost per gold equivalent ounce sold to a range of $950 to $990, from $950 to $1,050.

The Company is lowering its 2014 guidance for capital expenditures from $675 million to a range of $630 to $650 million and expects to come in below its previously disclosed 2014 guidance of $205 million for overheads (general and administrative and business development expenses).

Kinross is on track to meet its 2014 exploration expenditures forecast of $90 million, which includes $5 million in capitalized exploration.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast expansion project

Kinross continues to pursue a number of opportunities to further enhance the viability of a potential expansion at Tasiast.  The project execution plan is being further defined and de-risked; bidders' lists are being expanded and commercial terms are being solicited for key contracts, including for pre-assembly and pre-cast packages as well as for key equipment packages.  The optimization of the project’s construction scope was largely completed in the third quarter of 2014, with no material changes compared to the feasibility study.  As part of the Company’s annual process, the mine plan is also being updated, to reflect current operating experience.

Progress continues on securing project financing, with a site visit and a series of meetings held in October 2014 between the Company and potential multilateral lenders.  The Company will make a decision on whether to proceed with the mill expansion in 2015.

La Coipa Phase 7

Kinross has initiated a pre-feasibility study (“PFS”) to explore potential re-start options at La Coipa, which is expected to be completed during the third quarter of 2015.  Kinross is also conducting a scoping study that focuses on processing options for known near-surface sulfide mineralization in the district.  Exploration continues at La Coipa, with the assessment of some attractive opportunities to extend the mine life beyond what the PFS will contemplate.

Recent transactions

Completion of $500.0 million unsecured debt offering

On March 6, 2014, Kinross completed a $500.0 million offering of debt securities consisting of 5.950% senior notes due 2024.  The notes are senior unsecured obligations of the Company.  Kinross received net proceeds of $492.9 million from the offering, after discount, payment of the commissions to the initial purchasers and expenses of the offering.

On March 10, 2014, the Company used the net proceeds raised from the above mentioned debt offering to repay $500.0 million of the term loan.

Amendment of Letter of Credit guarantee facility

On July 17, 2014, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with Export Development Canada (“EDC”) from $200.0 million to $250.0 million.

Amendment of revolving credit and term loan facilities

On July 28, 2014, the Company amended its $500.0 million term loan and $1,500.0 million revolving credit facility to extend the respective maturity dates by one year to August 10, 2018 and August 10, 2019, respectively.  As part of this amendment, the interest charge on the term loan is now LIBOR plus 1.65%, based on the Company’s current credit rating, and consequently, the fixed rate on the hedged portion of the term loan is now 2.14%.

Sale of Fruta del Norte (“FDN”) project in Ecuador

On October 21, 2014, Kinross announced that it entered into an agreement with Fortress Minerals Corp. (“Fortress”), a member of the Lundin Group of Companies, to sell all of its interest in Aurelian Resources Inc. (“ARI”) and the FDN project in Ecuador for $240.0 million in cash and shares.

Kinross will receive $100 million to $190 million in cash, depending on the net proceeds from Fortress' announced equity financing, of which affiliates of the Lundin Family Trust have committed up to $100 million.  The balance of the purchase price will be paid in Fortress shares.

The transaction is expected to be completed by mid-December 2014, subject to certain conditions, including Fortress shareholder and stock exchange approval, the granting by the Ecuadorian Government of an 18 month extension period from transaction closing to provide time for Fortress to carry out additional project feasibility work and development negotiations, the approval by the Ecuadorian Attorney General of bilateral agreements between Kinross, Fortress and the Ecuadorian Government, and certain of their wholly-owned subsidiaries, and other customary conditions for a transaction of this nature.

Other developments

Board of Directors update

Mr. John Macken resigned from the Kinross Board of Directors, effective July 30, 2014.

Temporary suspension of mill at Round Mountain mine

Mill operations at Round Mountain have been temporarily suspended as of October 1, 2014, following a fire in the mill building.  Mill repairs have commenced and the mill is expected to be re-commissioned in March 2015 with costs expected to be almost entirely covered by insurance.  Production continues uninterrupted from the mine's heap leach facilities, which account for approximately 75% of production.  The Company expects no material impact on the region’s 2014 production guidance from the temporary suspension of mill operations.

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights
(in millions, except ounces and per ounce amounts)	Three months ended September 30,				Nine months ended September 30,
	2014	2013	Change	% Change	2014	2013	Change	% Change
Operating Statistics from Continuing Operations (c)
Total gold equivalent ounces (a)
Produced (b)	701,088	687,581	13,507	2%	2,059,398	2,004,827	54,571	3%
Sold (b)	746,425	658,055	88,370	13%	2,084,668	2,005,793	78,875	4%

Attributable gold equivalent ounces (a)
Produced (b)	693,818	680,580	13,238	2%	2,038,339	1,984,858	53,481	3%
Sold (b)	739,095	651,104	87,991	14%	2,063,860	1,985,857	78,003	4%

Gold ounces - sold	728,449	626,625	101,824	16%	2,026,941	1,894,004	132,937	7%
Silver ounces - sold (000's)	1,166	1,956	(790)	(40%)	3,730	6,601	(2,871)	(43%)
Average realized gold price per ounce	$1,268	$1,331	$(63)	(5%)	$1,283	$1,448	$(165)	(11%)

Financial Data from Continuing Operations (c)
Metal sales	$945.7	$876.3	$69.4	8%	$2,675.0	$2,902.4	$(227.4)	(8%)
Production cost of sales	$520.1	$486.8	$33.3	7%	$1,502.0	$1,476.0	$26.0	2%
Depreciation, depletion and amortization	$233.8	$184.3	$49.5	27%	$645.5	$622.1	$23.4	4%
Impairment charges	$-	$-	$-	-	$-	$2,433.1	$(2,433.1)	(100%)
Operating earnings (loss)	$112.6	$101.9	$10.7	11%	$274.2	$(1,929.1)	$2,203.3	114%
Net earnings (loss) attributable to common shareholders	$(4.3)	$46.9	$(51.2)	(109%)	$73.5	$(2,272.6)	$2,346.1	103%

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)
  "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2014 was 64.89:1 (third quarter of 2013 - 62.21:1).  The ratio for the first nine months of 2014 was 64.54:1 (first nine months of 2013 - 58.69:1).

(c)	On June 10, 2013, the Company announced its decision to cease development of FDN. As a result, FDN has been classified as a discontinued operation.

Operating Earnings (Loss) by Segment
	Three months ended September 30,				Nine months ended September 30,
(in millions)	2014	2013	Change	% Change (c)	2014	2013	Change	% Change

Operating segments
Fort Knox	$17.7	$62.2	$(44.5)	(72%)	$76.8	$218.2	$(141.4)	(65%)
Round Mountain	16.5	18.3	(1.8)	(10%)	41.2	(116.9)	158.1	135%
Kettle River-Buckhorn	5.4	8.2	(2.8)	(34%)	19.0	53.3	(34.3)	(64%)
Paracatu	23.4	49.3	(25.9)	(53%)	52.1	89.4	(37.3)	(42%)
Maricunga	20.4	(12.0)	32.4	nm	41.8	(212.3)	254.1	120%
Kupol	81.6	71.0	10.6	15%	231.8	242.3	(10.5)	(4%)
Tasiast	(7.6)	(24.3)	16.7	69%	(16.4)	(1,498.1)	1,481.7	99%
Chirano	9.3	(5.1)	14.4	nm	11.8	(343.9)	355.7	103%
Non-operating segment
Corporate and Other (a)	(54.1)	(65.7)	11.6	18%	(183.9)	(361.1)	177.2	49%
Total	$112.6	$101.9	$10.7	11%	$274.2	$(1,929.1)	$2,203.3	114%
Discontinued operation
Fruta del Norte (b)	$(1.5)	$(4.9)	$3.4	69%	$(5.6)	$(733.9)	$728.3	99%

(a)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (including La Coipa, Lobo-Marte and White Gold).  As of January 1, 2014, La Coipa was reclassified into the Corporate and Other segment.  The comparative figures have been reclassified to conform to the 2014 segment presentation.

(b)	On June 10, 2013, the Company announced its decision to cease development of FDN. As a result, FDN has been classified as a discontinued operation.
(c)	"nm" means not meaningful.

Mining operations

Fort Knox (100% ownership and operator) – USA

	Three months ended September 30,				Nine months ended September 30,
	2014	2013	Change	% Change	2014	2013	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	2,537	4,566	(2,029)	(44%)	9,433	16,975	(7,542)	(44%)
Tonnes processed (000's) (a)	11,129	13,704	(2,575)	(19%)	27,343	30,626	(3,283)	(11%)
Grade (grams/tonne)(b)	0.62	0.76	(0.14)	(18%)	0.59	0.81	(0.22)	(27%)
Recovery(b)	85.9%	83.9%	2.0%	2%	84.8%	83.8%	1.0%	1%
Gold equivalent ounces:
Produced	104,815	122,037	(17,222)	(14%)	279,719	318,029	(38,310)	(12%)
Sold	110,187	119,835	(9,648)	(8%)	308,836	336,867	(28,031)	(8%)

Financial Data (in millions)
Metal sales	$138.6	$160.7	$(22.1)	(14%)	$395.9	$493.6	$(97.7)	(20%)
Production cost of sales	88.5	66.5	22.0	33%	224.4	189.3	35.1	19%
Depreciation, depletion and amortization	31.8	30.0	1.8	6%	91.0	82.5	8.5	10%
	18.3	64.2	(45.9)	(71%)	80.5	221.8	(141.3)	(64%)
Exploration and business development	0.6	2.0	(1.4)	(70%)	3.7	3.6	0.1	3%
Segment operating earnings	$17.7	$62.2	$(44.5)	(72%)	$76.8	$218.2	$(141.4)	(65%)

(a)
Includes 7,638,000 and 17,066,000 tonnes placed on the heap leach pads during the third quarter and first nine months of 2014, respectively (third quarter and first nine months of 2013 - 10,330,000 and 21,127,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only.  Ore placed on the heap leach pads had an average grade of 0.30 and 0.29 grams per tonne during the third quarter and first nine months of 2014, respectively (third quarter and first nine months of 2013 - 0.28 and 0.29 grams per tonne, respectively).  Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

Third quarter 2014 vs. Third quarter 2013

Tonnes of ore mined decreased by 44% in the third quarter of 2014 compared with the same period in 2013, primarily due to planned mine sequencing. Tonnes of ore processed were 19% lower compared with the third quarter of 2013 due to a decrease in tonnage placed on the leach pads as a result of mine sequencing, which involved longer heap leach haulage cycles.  Mill grades decreased by 18% compared with the third quarter of 2013 as a result of planned mine sequencing, which involved lower grade stockpile ore being processed through the mill rather than higher grade pit ore.  During the third quarter of 2014, gold equivalent ounces produced decreased by 14% compared with the same period in 2013, primarily due to lower mill grades.  Gold equivalent ounces sold exceeded production due to timing of shipments.

During the third quarter of 2014, metal sales decreased by 14% compared with the third quarter of 2013 due to decreases in gold equivalent ounces sold and metal prices realized.  Production cost of sales increased by 33% compared with the third quarter of 2013, primarily due to higher costs associated with mining lower grade ore, increased consumption of fuel due to longer haulages, higher labour and mill liner maintenance costs, and increased consumption of reagents for heap leach operations as a result of less favourable weather conditions.  This increase was partially offset by lower gold equivalent ounces sold.  During the third quarter of 2014, depreciation, depletion and amortization increased by 6% compared with the same period in 2013, largely due to an increase in the depreciable asset base and a decrease in mineral reserves at December 31, 2013, partially offset by a decrease in gold equivalent ounces sold.
First nine months of 2014 vs. First nine months of 2013

Tonnes of ore mined decreased by 44% compared with the first nine months of 2013 due to planned mine sequencing, which involved mining activities focused on Phase 7 South.  During the first nine months of 2014, tonnes of ore processed were 11% lower compared with the same period in 2013, primarily due to a decrease in tonnage placed on the leach pads as a result of mine sequencing, which involved longer heap leach haulage cycles, partially offset by higher mill throughput due to increased availability of the mill crusher.  Mill grades decreased by 27% compared with the first nine months of 2013 as a result of lower grade stockpile ore being processed through the mill rather than higher grade pit ore.  Gold equivalent ounces produced decreased by 12% compared with the first nine months of 2013, primarily due to lower mill grades, partially offset by an increase in ounces recovered from the heap leach pads.  During the first nine months of 2014, gold equivalent ounces sold exceeded production as ounces produced at the end of 2013 were sold in the first nine months of 2014.

Metal sales were 20% lower compared with the first nine months of 2013 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales increased by 19% in the first nine months of 2014 compared with the same period in 2013, primarily due to higher costs associated with mining lower grade ore, increased consumption of fuel as a result of the fleet expansion in 2013 and longer haulages, higher labour costs, increased consumption of reagents for heap leach operations as a result of less favourable weather conditions, and a decrease in tonnes placed on the heap leach pads.  This increase was partially offset by lower gold equivalent ounces sold.  Depreciation, depletion and amortization increased by 10% compared with the first nine months of 2013, primarily due to an increase in the depreciable asset base and a decrease in mineral reserves at December 31, 2013, partially offset by a decrease in gold equivalent ounces sold.

Round Mountain (50% ownership and operator; Barrick 50% ownership) – USA
	Three months ended September 30,				Nine months ended September 30,
	2014	2013	Change	% Change	2014	2013	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	6,265	3,974	2,291	58%	19,410	14,518	4,892	34%
Tonnes processed (000's)(a)	6,966	4,072	2,894	71%	19,608	16,442	3,166	19%
Grade (grams/tonne)(b)	0.91	0.67	0.24	36%	0.94	0.62	0.32	52%
Recovery(b)	61.2%	65.9%	(4.7%)	(7%)	68.7%	69.7%	(1.0%)	(1%)
Gold equivalent ounces:
Produced	44,764	42,073	2,691	6%	132,093	122,510	9,583	8%
Sold	45,540	40,042	5,498	14%	129,308	121,873	7,435	6%

Financial Data (in millions)
Metal sales	$58.0	$53.7	$4.3	8%	$166.6	$176.4	$(9.8)	(6%)
Production cost of sales	35.9	32.5	3.4	10%	110.1	98.7	11.4	12%
Depreciation, depletion and amortization	5.6	2.8	2.8	100%	15.2	17.0	(1.8)	(11%)
Impairment charges	-	-	-	-	-	177.4	(177.4)	(100%)
	16.5	18.4	(1.9)	(10%)	41.3	(116.7)	158.0	135%
Exploration and business development	-	0.1	(0.1)	(100%)	0.1	0.2	(0.1)	(50%)
Segment operating earnings (loss)	$16.5	$18.3	$(1.8)	(10%)	$41.2	$(116.9)	$158.1	135%

(a)
Tonnes of ore mined/processed represent 100% of operations. Includes 5,956,000 and 16,680,000 tonnes placed on the heap leach pads during the third quarter and first nine months of 2014, respectively (third quarter and first nine months of 2013 - 3,090,000 and 13,656,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only.  Ore placed on the heap leach pads had an average grade of 0.35 grams per tonne for the third quarter and first nine months of 2014 (third quarter and first nine months of 2013 - 0.33 and 0.36 grams per tonne, respectively).  Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

Third quarter 2014 vs. Third quarter 2013

During the third quarter of 2014, tonnes of ore mined and mill grades increased by 58% and 36%, respectively, compared with the same period in 2013, primarily due to planned mine sequencing.  Tonnes of ore processed were 71% higher compared with the third quarter of 2013 due to an increase in tonnage placed on the Gold Hill leach pads.  Mill recoveries were 7% lower in the third quarter of 2014 compared with the same period in 2013, primarily due to the characteristics of the ore mined.  Gold equivalent ounces produced were 6% higher compared with the third quarter of 2013, primarily due to higher mill grades, partially offset by a decrease in ounces recovered from the Gold Hill heap leach pads as a result of longer leach times.  Gold equivalent ounces sold increased by 14% compared with the third quarter of 2013, primarily due to an increase in gold equivalent ounces produced and timing of shipments.

During the third quarter of 2014, metal sales increased by 8% compared with the same period in 2013 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales increased by 10% compared with the third quarter of 2013, primarily due to an increase in gold equivalent ounces sold and higher labour costs, partially offset by lower maintenance costs.  Depreciation, depletion and amortization increased to $5.6 million in the third quarter of 2014 from $2.8 million in the third quarter of 2013, primarily due to an increase in gold equivalent ounces sold and a decrease in mineral reserves at December 31, 2013.

First nine months of 2014 vs. First nine months of 2013

Tonnes of ore mined and mill grades increased by 34% and 52%, respectively, compared with the same period in 2013, primarily due to planned mine sequencing.  Tonnes of ore processed were 19% higher in the first nine months of 2014 compared with the same period in 2013, primarily due to an increase in tonnage placed on the leach pads.  Gold equivalent ounces produced during the first nine months of 2014 increased by 8% compared with the same period in 2013, largely due to higher mill grades, partially offset by a decrease in ounces recovered from the heap leach pads.

Metal sales were 6% lower in the first nine months of 2014 compared with the same period in 2013 due to a decrease in metal prices realized, partially offset by an increase in gold equivalent ounces sold.  Production cost of sales increased by 12% compared with the same period in 2013, primarily due to an increase in gold equivalent ounces sold, higher labour and tire costs, partially offset by lower maintenance and cyanide costs.  Depreciation, depletion and amortization decreased by 11% in the first nine months of 2014 compared with the same period in 2013, primarily due to a decrease in the depreciable asset base resulting from the impairment charges recognized at June 30, 2013, partially offset by an increase in gold equivalent ounces sold and a decrease in mineral reserves at December 31, 2013.  During the first nine months of 2013, the Company recorded impairment charges of $177.4 million, comprised of $58.7 million related to goodwill and $118.7 million related to property, plant and equipment, primarily due to the reduction in the Company’s estimates of future metal prices.  No such impairment charges were recognized in the first nine months of 2014.

Kettle River–Buckhorn (100% ownership and operator) – USA

	Three months ended September 30,				Nine months ended September 30,
	2014	2013	Change	% Change	2014	2013	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000's)	81	89	(8)	(9%)	256	276	(20)	(7%)
Tonnes processed (000's)	93	91	2	2%	290	318	(28)	(9%)
Grade (grams/tonne)	9.78	12.50	(2.72)	(22%)	10.90	12.97	(2.07)	(16%)
Recovery	95.3%	94.5%	0.8%	1%	93.5%	93.1%	0.4%	0%
Gold equivalent ounces:
Produced	32,175	34,601	(2,426)	(7%)	98,647	119,515	(20,868)	(17%)
Sold	33,783	34,876	(1,093)	(3%)	98,413	120,564	(22,151)	(18%)

Financial Data (in millions)
Metal sales	$43.5	$46.5	$(3.0)	(6%)	$126.3	$175.3	$(49.0)	(28%)
Production cost of sales	22.6	21.0	1.6	8%	63.9	64.1	(0.2)	(0%)
Depreciation, depletion and amortization	14.1	14.8	(0.7)	(5%)	39.4	50.0	(10.6)	(21%)
	6.8	10.7	(3.9)	(36%)	23.0	61.2	(38.2)	(62%)
Exploration and business development	1.4	2.5	(1.1)	(44%)	2.6	8.1	(5.5)	(68%)
Other	-	-	-	-	1.4	(0.2)	1.6	nm
Segment operating earnings	$5.4	$8.2	$(2.8)	(34%)	$19.0	$53.3	$(34.3)	(64%)

(a)	"nm" means not meaningful.

Third quarter 2014 vs. Third quarter 2013

During the third quarter of 2014, tonnes of ore mined decreased by 9% compared with the same period in 2013, primarily due to planned mine sequencing.  Tonnes of ore processed increased by 2% compared with the third quarter of 2013, primarily due to a slightly higher milling rate.  During the third quarter of 2014, grades decreased by 22% compared with the same period in 2013 consistent with plan.  Gold equivalent ounces produced decreased by 7% compared with the third quarter of 2013, primarily due to lower grades, partially offset by the timing of ounces processed through the mill.  Gold equivalent ounces sold exceeded production due to timing of shipments.

During the third quarter of 2014, metal sales decreased by 6% compared with the same period in 2013 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales increased by 8% compared with the third quarter of 2013, primarily due to an increase in labour and contractor costs, partially offset by a decrease in gold equivalent ounces sold.  Depreciation, depletion and amortization were 5% lower in the third quarter of 2014 compared with the same period in 2013, primarily due to decreases in gold equivalent ounces sold and depreciable asset base.

First nine months of 2014 vs. First nine months of 2013

Tonnes of ore mined decreased by 7% compared with the first nine months of 2013, primarily due to planned mine sequencing.  Tonnes of ore processed decreased by 9% in the first nine months of 2014 compared with the same period in 2013, primarily due to a decrease in available stockpile ore and a lower milling rate.  Grades were 16% lower compared with the first nine months of 2013 consistent with plan.  Gold equivalent ounces produced decreased by 17% in the first nine months of 2014 compared with the same period in 2013, primarily due to decreases in grades and tonnes processed, partially offset by the timing of ounces processed through the mill.

Metal sales decreased by 28% in the first nine months of 2014 compared with the same period in 2013 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales decreased slightly compared with the first nine months of 2013, primarily due to a decrease in gold equivalent ounces sold, and lower concrete and maintenance costs, largely offset by higher labour, contractor and energy costs, and increased consumption of reagents.  Depreciation, depletion and amortization were 21% lower in the first nine months of 2014 compared with the same period in 2013, primarily due to decreases in gold equivalent ounces sold and depreciable asset base.

Paracatu (100% ownership and operator) – Brazil
	Three months ended September 30,				Nine months ended September 30,
	2014	2013	Change	% Change	2014	2013	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	12,898	14,600	(1,702)	(12%)	42,313	42,407	(94)	(0%)
Tonnes processed (000's)	12,635	14,306	(1,671)	(12%)	39,849	41,825	(1,976)	(5%)
Grade (grams/tonne)	0.44	0.39	0.05	13%	0.40	0.38	0.02	5%
Recovery	77.3%	76.0%	1.3%	2%	73.4%	75.6%	(2.2%)	(3%)
Gold equivalent ounces:
Produced	136,078	135,548	530	0%	387,492	375,686	11,806	3%
Sold	136,233	140,333	(4,100)	(3%)	384,336	380,604	3,732	1%

Financial Data (in millions)
Metal sales	$171.8	$185.7	$(13.9)	(7%)	$491.3	$548.2	$(56.9)	(10%)
Production cost of sales	105.7	108.1	(2.4)	(2%)	320.4	311.4	9.0	3%
Depreciation, depletion and amortization	41.1	27.6	13.5	49%	115.5	80.0	35.5	44%
Impairment charges	-	-	-	-	-	65.5	(65.5)	(100%)
	25.0	50.0	(25.0)	(50%)	55.4	91.3	(35.9)	(39%)
Other	1.6	0.7	0.9	129%	3.3	1.9	1.4	74%
Segment operating earnings	$23.4	$49.3	$(25.9)	(53%)	$52.1	$89.4	$(37.3)	(42%)

Third quarter 2014 vs. Third quarter 2013

Tonnes of ore mined and processed decreased by 12% compared with the third quarter of 2013, primarily due to planned mine sequencing, which involved processing, at a reduced throughput, an increased proportion of higher grade B2 ore.  Gold equivalent ounces produced increased slightly in the third quarter of 2014 compared with the same period in 2013, primarily due to higher grades, offset by lower throughput as a result of ore hardness.  Gold equivalent ounces sold exceeded production due to timing of shipments.

During the third quarter of 2014, metal sales decreased by 7% compared with the same period in 2013 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales decreased by 2% compared with the third quarter of 2013, primarily due to a decrease in gold equivalent ounces sold.  Depreciation, depletion and amortization increased by 49% in the third quarter of 2014 compared with the same period in 2013, primarily due to a reduction in mineral reserves at December 31, 2013 and an increase in the depreciable asset base.

First nine months of 2014 vs. First nine months of 2013

Tonnes of ore processed decreased by 5% compared with the first nine months of 2013, primarily due to planned mine sequencing, which involved processing, at a reduced throughput, an increased proportion of higher grade B2 ore.  During the first nine months of 2014, recoveries decreased by 3% compared with the same period in 2013, primarily due to the metallurgical characteristics of the ore mined.  Gold equivalent ounces produced increased by 3% compared with the first nine months of 2013, primarily due to higher grades and the timing of ounces processed through the mill, partially offset by reduced throughput as a result of ore hardness and recoveries.

Metal sales were lower by 10% in the first nine months of 2014 compared with the same period in 2013 due to a decrease in metal prices realized.  During the first nine months of 2014, production cost of sales increased by 3% compared with the same period in 2013, primarily due to an increase in gold equivalent ounces sold and higher consumption of maintenance and milling supplies and reagents, partially offset by a decrease in power and contractor costs.  Depreciation, depletion and amortization were 44% higher in the first nine months of 2014 compared with the same period in 2013, primarily due to an increase in the depreciable asset base and a reduction in mineral reserves at December 31, 2013.  During the first nine months of 2013, the Company recorded a goodwill impairment charge of $65.5 million, primarily due to the reduction in the Company’s estimates of future metal prices.  No such impairment charges were recognized in the first nine months of 2014.

Maricunga (100% ownership and operator) – Chile

	Three months ended September 30,				Nine months ended September 30,
	2014	2013	Change	% Change (b)	2014	2013	Change	% Change (b)
Operating Statistics (a)
Tonnes ore mined (000's)	4,328	4,197	131	3%	12,673	12,456	217	2%
Tonnes processed (000's)	4,174	3,431	743	22%	11,826	10,951	875	8%
Grade (grams/tonne)	0.77	0.63	0.14	22%	0.76	0.58	0.18	31%
Gold equivalent ounces:
Produced	69,279	38,126	31,153	82%	186,298	142,220	44,078	31%
Sold	68,434	37,800	30,634	81%	188,624	147,754	40,870	28%

Financial Data (in millions)
Metal sales	$87.9	$50.5	$37.4	74%	$243.9	$216.5	$27.4	13%
Production cost of sales	60.3	51.7	8.6	17%	175.1	170.8	4.3	3%
Depreciation, depletion and amortization	6.7	11.7	(5.0)	(43%)	22.8	55.0	(32.2)	(59%)
Impairment charges	-	-	-	-	-	203.3	(203.3)	(100%)
	20.9	(12.9)	33.8	nm	46.0	(212.6)	258.6	122%
Exploration and business development	-	(0.6)	0.6	100%	-	-	-	-
Other	0.5	(0.3)	0.8	nm	4.2	(0.3)	4.5	nm
Segment operating earnings (loss)	$20.4	$(12.0)	$32.4	nm	$41.8	$(212.3)	$254.1	120%

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	"nm" means not meaningful.

Third quarter 2014 vs. Third quarter 2013

Tonnes of ore mined increased by 3% compared with the third quarter of 2013, primarily due to planned mine sequencing.  Tonnes of ore processed increased by 22% in the third quarter of 2014 compared with the same period in 2013, primarily due to operational improvements made to the crusher plant, increased availability of processing equipment and more favourable weather conditions.  During the third quarter of 2014, grades increased by 22% compared with the same period in 2013 as a result of planned mine sequencing.  Gold equivalent ounces produced increased by 82% compared with the third quarter of 2013, primarily due to improved heap leach performance and increased efficiency of the ADR plant.

Metal sales increased by 74% compared with the third quarter of 2013 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales increased by 17% in the third quarter of 2014 compared with the same period in 2013, primarily due to an increase in gold equivalent ounces sold and higher labour and reagent costs, partially offset by lower contractor costs as a result of maintenance and various other services being performed internally.  Depreciation, depletion and amortization decreased by 43% compared with the third quarter of 2013 due to a decrease in the depreciable asset base resulting from the impairment charges recognized at June 30, 2013 and December 31, 2013, partially offset by an increase in gold equivalent ounces sold and a reduction in mineral reserves at December 31, 2013.

First nine months of 2014 vs. First nine months of 2013

During the first nine months of 2014, tonnes of ore mined increased by 2% compared with the same period in 2013, primarily due to planned mine sequencing.  Tonnes of ore processed increased by 8% in the first nine months of 2014 compared with the same period in 2013, primarily due to operational improvements made to the crusher plant, increased availability of processing equipment and more favourable weather conditions in the third quarter of 2014.  Grades increased by 31% compared with the first nine months of 2013 as a result of planned mine sequencing, which involved processing higher grade ore from Phase 2 of the Pancho pit.  Gold equivalent ounces produced increased by 31% compared with the first nine months of 2013, primarily due to improved heap leach performance and increased efficiency of the ADR plant.  Gold equivalent ounces sold exceeded production as ounces produced at the end of 2013 were sold in the first nine months of 2014.

Metal sales increased by 13% compared with the first nine months of 2013 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales increased by 3% in the first nine months of 2014 compared with the same period in 2013, primarily due to an increase in gold equivalent ounces sold and higher labour, maintenance and reagent costs, partially offset by lower contractor costs as a result of maintenance and other services being performed internally, and a decrease in royalties.  Depreciation, depletion and amortization decreased by 59% in the first nine months of 2014 compared with the same period in 2013, primarily due to a decrease in the depreciable asset base resulting from the impairment charges recognized at June 30, 2013 and December 31, 2013.  During the first nine months of 2013, the Company recorded impairment charges of $203.3 million, comprised of $175.9 million related to goodwill and $27.4 million related to property, plant and equipment, primarily due to the reduction in the Company’s estimates of future metal prices.  No such impairment charges were recognized in the first nine months of 2014.

Kupol (100% ownership and operator) – Russian Federation (a)

	Three months ended September 30,				Nine months ended September 30,
	2014	2013	Change	% Change (d)	2014	2013	Change	% Change (d)
Operating Statistics
Tonnes ore mined (000's) (b)	428	379	49	13%	1,305	1,035	270	26%
Tonnes processed (000's)	417	377	40	11%	1,245	1,011	234	23%
Grade (grams/tonne):
Gold	13.28	11.37	1.91	17%	13.62	11.05	2.57	23%
Silver	83.94	136.33	(52.39)	(38%)	92.96	134.58	(41.62)	(31%)
Recovery:
Gold	95.4%	93.8%	1.6%	2%	95.0%	93.7%	1.3%	1%
Silver	87.9%	85.7%	2.2%	3%	85.1%	84.7%	0.4%	0%
Gold equivalent ounces: (c)
Produced	180,838	150,433	30,405	20%	567,351	396,659	170,692	43%
Sold	216,225	120,865	95,360	79%	571,276	369,291	201,985	55%
Silver ounces:
Produced (000's)	949	1,356	(407)	(30%)	3,238	3,698	(460)	(12%)
Sold (000's)	1,011	979	32	3%	3,276	3,515	(239)	(7%)

Financial Data (in millions)
Metal sales	$272.0	$161.5	$110.5	68%	$731.5	$525.7	$205.8	39%
Production cost of sales	106.6	62.2	44.4	71%	287.9	193.0	94.9	49%
Depreciation, depletion and amortization	75.0	20.7	54.3	nm	190.1	63.5	126.6	nm
	90.4	78.6	11.8	15%	253.5	269.2	(15.7)	(6%)
Exploration and business development	5.9	5.4	0.5	9%	11.9	17.5	(5.6)	(32%)
Other	2.9	2.2	0.7	32%	9.8	9.4	0.4	4%
Segment operating earnings	$81.6	$71.0	$10.6	15%	$231.8	$242.3	$(10.5)	(4%)
(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
Includes 122,000 and 329,000 tonnes of ore mined from Dvoinoye during the third quarter and first nine months of 2014, respectively (third quarter and first nine months of 2013 - 50,000 and 66,000, respectively).

(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2014 was 64.89:1 (third quarter of 2013 - 62.21:1).  The ratio for the first nine months of 2014 was 64.54:1 (first nine months of 2013 - 58.69:1).

(d)	"nm" means not meaningful.

Third quarter 2014 vs. Third quarter 2013

Tonnes of ore mined increased by 13% in the third quarter of 2014 compared with the same period in 2013, primarily due to ore mined at Dvoinoye, which commenced commercial production in October 2013.  Tonnes of ore processed were 11% higher compared with the third quarter of 2013, primarily due to higher mill throughput on completion of the Kupol mill expansion in the third quarter of 2013 and the processing of ore from Dvoinoye.  During the third quarter of 2014, gold grades increased by 17% compared with the same period in 2013 due to the processing of higher grade ore from the Dvoinoye mine, partially offset by the planned decline in grades at Kupol.  Gold equivalent ounces produced increased by 20% compared with the third quarter of 2013, primarily due to the higher grade ore from Dvoinoye and an increase in mill throughput and recoveries, partially offset by the processing of lower grade ore from Kupol.  During the third quarter of 2014, gold equivalent ounces sold increased by 79% compared with the same period in 2013, primarily due to an increase in gold equivalent ounces produced and timing of shipments.

Metal sales increased by 68% compared with the third quarter of 2013 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales increased to $106.6 million in the third quarter of 2014 from $62.2 million in the same period of 2013, primarily due to an increase in gold equivalent ounces sold.  Depreciation, depletion and amortization increased to $75.0 million in the third quarter of 2014 from $20.7 million in the third quarter of 2013, primarily due to increases in gold equivalent ounces sold and depreciable asset base as a result of Dvoinoye commencing commercial production in October 2013.

First nine months of 2014 vs. First nine months of 2013

During the first nine months of 2014, tonnes of ore mined increased by 26% compared with the same period in 2013, primarily due to ore mined at Dvoinoye, which commenced commercial production in October 2013.  Tonnes of ore processed were 23% higher compared with the first nine months of 2013, primarily due to higher mill throughput on completion of the Kupol mill expansion in the third quarter of 2013 and the processing of ore from Dvoinoye.  Gold grades increased by 23% in the first nine months of 2014 compared with the same period in 2013 due to the processing of higher grade ore from the Dvoinoye mine, partially offset by the planned decline in grades at Kupol.  Gold equivalent ounces produced increased by 43% compared with the first nine months of 2013, primarily due to higher grade ore from Dvoinoye and an increase in mill throughput and recoveries, partially offset by the processing of lower grade ore from Kupol and a less favourable gold equivalent ratio.  Gold equivalent ounces sold increased by 55% compared with the first nine months of 2013, primarily due to an increase in gold equivalent ounces produced and timing of shipments.

Metal sales increased by 39% compared with the first nine months of 2013 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales increased by 49%, primarily due to an increase in gold equivalent ounces sold.  Depreciation, depletion and amortization increased to $190.1 million in the first nine months of 2014 from $63.5 million in the same period of 2013, mainly due to increases in gold equivalent ounces sold and depreciable asset base as a result of Dvoinoye commencing commercial production in October 2013.

Tasiast (100% ownership and operator) – Mauritania
	Three months ended September 30,			Nine months ended September 30,
	2014	2013	Change	% Change	2014	2013	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	3,445	6,218	(2,773)	(45%)	15,421	17,696	(2,275)	(13%)
Tonnes processed (000's) (a)	2,918	3,774	(856)	(23%)	8,826	13,057	(4,231)	(32%)
Grade (grams/tonne) (b)	2.27	1.83	0.44	24%	2.15	1.92	0.23	12%
Recovery (b)	92.5%	92.7%	(0.2%)	(0%)	90.2%	92.0%	(1.8%)	(2%)
Gold equivalent ounces:
Produced	60,438	51,051	9,387	18%	197,208	184,855	12,353	7%
Sold	62,727	49,455	13,272	27%	194,432	180,325	14,107	8%

Financial Data (in millions)
Metal sales	$79.8	$64.6	$15.2	24%	$249.9	$262.3	$(12.4)	(5%)
Production cost of sales	61.0	57.4	3.6	6%	195.0	184.2	10.8	6%
Depreciation, depletion and amortization	15.9	11.7	4.2	36%	46.9	73.4	(26.5)	(36%)
Impairment charges	-	-	-	-	-	1,441.0	(1,441.0)	(100%)
	2.9	(4.5)	7.4	164%	8.0	(1,436.3)	1,444.3	101%
Exploration and business development	5.0	4.8	0.2	4%	13.3	23.3	(10.0)	(43%)
Other	5.5	15.0	(9.5)	(63%)	11.1	38.5	(27.4)	(71%)
Segment operating loss	$(7.6)	$(24.3)	$16.7	69%	$(16.4)	$(1,498.1)	$1,481.7	99%

(a)
Includes 2,303,000 and 6,889,000  tonnes placed on the dump leach pads during the third quarter and first nine months of 2014, respectively (third quarter and first nine months of 2013 - 3,197,000 and 11,189,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only.  Ore placed on the dump leach pads had an average grade of 0.70 and 0.65 grams per tonne during the third quarter and first nine months of 2014, respectively (third quarter and first nine months of 2013 - 0.46 and 0.36 grams per tonne, respectively).  Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

Third quarter 2014 vs. Third quarter 2013

Tonnes of ore mined decreased by 45% compared with the third quarter of 2013, primarily due to planned mine sequencing.  During the third quarter of 2014, tonnes of ore processed decreased by 23% compared with the same period in 2013, primarily due to a decision to increase the grade of ore placed on the dump leach pads, which resulted in fewer tonnes being placed on the pads.  Mill grades increased by 24% compared with the third quarter of 2013, primarily due to mine sequencing.  Gold equivalent ounces produced increased by 18% in the third quarter of 2014 compared with the same period in 2013, primarily due to higher mill grades and an increase in ounces recovered from the dump leach pads, largely a result of the higher grade ore placed on these pads.  Gold equivalent ounces sold increased by 27% compared with the third quarter of 2013 mainly due to an increase in gold equivalent ounces produced and timing of shipments.

During the third quarter of 2014, metal sales increased by 24% compared with the same period in 2013 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales increased by 6% compared with the third quarter of 2013, primarily due to an increase in gold equivalent ounces sold, partially offset by lower consumption of maintenance supplies and fuel as a result of the reduction in ore mined and due to the start-up of a new low cost power plant, as well as the impact of cost reduction and continuous improvement initiatives.  Depreciation, depletion and amortization increased by 36% in the third quarter of 2014 compared with the same period in 2013, primarily due to increases in gold equivalent ounces sold and depreciable asset base, partially offset by an increase in mineral reserves.  Other costs decreased by $9.5 million during the third quarter of 2014 compared with the same period in 2013, primarily due to decreases in administrative costs as a result of cost reduction initiatives.

First nine months of 2014 vs. First nine months of 2013

Tonnes of ore mined decreased by 13% compared with the first nine months of 2013 as a result of planned mine sequencing.  Tonnes of ore processed decreased by 32% in the first nine months of 2014 compared with the same period in 2013, primarily due to a decision to increase the grade of ore placed on the dump leach pads, which resulted in fewer tonnes being placed on the pads.  Grades were 12% higher compared with the first nine months of 2013, primarily due to higher grade ore mined from the Piment deposit.  Gold equivalent ounces produced increased by 7% compared with the first nine months of 2013, primarily due to higher mill grades, partially offset by a decrease in mill recoveries.

Metal sales decreased by 5% compared with the first nine months of 2013, primarily due to a decrease in metal prices realized, partially offset by an increase in gold equivalent ounces sold.  During the first nine months of 2014, production cost of sales increased by 6% compared with the same period in 2013, primarily due to increases in gold equivalent ounces sold and labour costs, partially offset by decreases in consumption of maintenance supplies and fuel as a result of the reduction in ore mined and the start-up of a new low cost power plant, and the impact of cost reduction and continuous improvement initiatives.  Depreciation, depletion and amortization decreased by 36% compared with the first nine months of 2013, largely due to a decrease in the depreciable asset base resulting from the impairment charge recognized at June 30, 2013 and an increase in mineral reserves.  During the first nine months of 2013, the Company recorded impairment charges of $1,441.0 million, comprised of $1,409.2 million related to property, plant and equipment and $31.8 million related to inventory.  The non-cash impairment charge for property, plant and equipment was primarily due to the reduction in the Company’s estimates of future metal prices, and was also impacted by the deferral of potential construction and production at Tasiast.  The impairment charge of $31.8 million related to inventory was recorded to reduce the carrying value of inventory to its net realizable value.  No such impairment charges were recognized in the first nine months of 2014.  Exploration and business development costs decreased by 43% compared with the first nine months of 2013, primarily due to a decrease in exploration activity.  Other costs decreased to $11.1 million in the first nine months of 2014 from $38.5 million in the same period of 2013, primarily due to decreases in administrative costs as a result of cost reduction initiatives.

Chirano (90% ownership and operator) – Ghana(a)

	Three months ended September 30,				Nine months ended September 30,
	2014	2013	Change	% Change (b)	2014	2013	Change	% Change
Operating Statistics
Tonnes ore mined (000's) (a)	787	985	(198)	(20%)	2,355	2,816	(461)	(16%)
Tonnes processed (000's) (a)	829	829	-	-	2,261	2,500	(239)	(10%)
Grade (grams/tonne)	2.95	2.65	0.30	11%	3.12	2.62	0.50	19%
Recovery	92.7%	94.6%	(1.9%)	(2%)	92.2%	93.7%	(1.5%)	(2%)
Gold equivalent ounces: (a)
Produced	72,701	70,010	2,691	4%	210,590	199,685	10,905	5%
Sold	73,296	69,509	3,787	5%	208,078	199,359	8,719	4%

Financial Data (in millions)
Metal sales	$94.1	$91.9	$2.2	2%	$267.8	$287.9	$(20.1)	(7%)
Production cost of sales	39.5	53.1	(13.6)	(26%)	123.5	153.9	(30.4)	(20%)
Depreciation, depletion and amortization	41.0	37.2	3.8	10%	117.0	102.7	14.3	14%
Impairment charges	-	-	-	-	-	359.8	(359.8)	(100%)
	13.6	1.6	12.0	nm	27.3	(328.5)	355.8	108%
Exploration and business development	2.7	2.0	0.7	35%	9.5	8.2	1.3	16%
Other	1.6	4.7	(3.1)	(66%)	6.0	7.2	(1.2)	(17%)
Segment operating earnings (loss)	$9.3	$(5.1)	$14.4	nm	$11.8	$(343.9)	$355.7	103%

(a)	Operating and financial data are at 100% for all periods.
(b)	"nm" means not meaningful.

Third quarter 2014 vs. Third quarter 2013

Tonnes of ore mined decreased by 20% in the third quarter of 2014 compared with the same period in 2013 due to planned reduction in open pit mining activity as a result of the Obra open pit having been fully mined in the first quarter of 2014.  In addition, tonnes mined from the Tano open pit and Paboase and Akwaaba underground deposits decreased compared with the third quarter of 2013.  During the third quarter of 2014, gold equivalent ounces produced increased by 4% compared with the same period in 2013, primarily due to the processing of higher grade ore from the Akwaaba deposit.  Gold equivalent ounces sold increased by 5% compared with the third quarter of 2013 due to an increase in gold equivalent ounces produced and timing of shipments.

Metal sales increased by 2% compared with the third quarter of 2013 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  During the third quarter of 2014, production cost of sales decreased by 26% compared with the same period in 2013, primarily due to lower contractor costs as a result of the transition to owner mining and lower power costs due to a decrease in unit costs, partially offset by higher labour and plant maintenance costs and an increase in gold equivalent ounces sold.  Depreciation, depletion and amortization increased by 10% compared with the third quarter of 2013, largely due to increases in the depreciable asset base and gold equivalent ounces sold.

First nine months of 2014 vs. First nine months of 2013

During the first nine months of 2014, tonnes of ore mined decreased by 16% compared with the same period in 2013 due to planned reduction in open pit mining activity as a result of the Obra open pit having been fully mined in the first quarter of 2014.  In addition, tonnes mined from the Tano open pit and Paboase and Akwaaba underground deposits decreased compared with the first nine months of 2013.  Tonnes of ore processed were 10% lower compared with the first nine months of 2013, primarily due to repairs at the mill, which were completed in June 2014.  Grades were 19% higher compared with the first nine months of 2013, largely due to the processing of higher grade ore from the Akwaaba deposit.  Gold equivalent ounces produced were 5% higher compared with the first nine months of 2013, primarily due to higher grades, partially offset by a decrease in tonnes processed.

Metal sales decreased by 7% in the first nine months of 2014 compared with the same period in 2013 due to a decrease in metal prices realized, partially offset by an increase in gold equivalent ounces sold.  Production cost of sales decreased by 20% compared with the first nine months of 2013, primarily due to a decrease in contractor costs as a result of the transition to owner mining and lower power costs due to a decrease in unit costs and consumption, partially offset by higher labour and plant maintenance costs and an increase in gold equivalent ounces sold.  Depreciation, depletion and amortization were 14% higher compared with the first nine months of 2013, largely due to an increase in the gold equivalent ounces sold and a decline in mineral reserves at December 31, 2013.  During the first nine months of 2013, the Company recorded a goodwill impairment charge of $359.8 million at Chirano, primarily due to the reduction in the Company’s estimates of future metal prices.  No such impairment charges were recognized in the first nine months of 2014.

Non-operating segment

La Coipa (100% ownership and operator) – Chile

There was no production at La Coipa in the first nine months of 2014 as mining was suspended in October 2013.  During the third quarter and first nine months of 2013, La Coipa produced 43,702 and 145,668 gold equivalent ounces and sold 45,340 and 149,156 gold equivalent ounces, respectively.

During the third quarter and first nine months of 2014, operating losses of $2.9 million and $19.5 million were recorded, respectively.  Metal sales of $61.2 million, net of production cost of sales, depreciation, depletion and amortization, exploration and business development, and other expenses, resulted in an operating loss of $2.5 million for the third quarter of 2013.  Metal sales of $216.5 million, net of production cost of sales, depreciation, depletion and amortization, impairment charges, exploration and business development, and other expenses, resulted in operating earnings of $2.3 million for the first nine months of 2013.

The Company continues to evaluate the exploration potential at La Coipa, including the future potential of La Coipa Phase 7 and Catalina.

Discontinued operation

Fruta del Norte – Ecuador

On June 10, 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador as the Government of Ecuador and Kinross were unable to agree on certain key economic and legal terms.

Kinross' decision to cease the development of FDN resulted in a charge of $720.0 million in the second quarter of 2013, which was included in expenses and reflected a write-down of the Company's carrying value of the FDN project of $714.7 million, and $5.3 million of severance and other closure costs.

On October 21, 2014, Kinross announced that it entered into an agreement with Fortress, a member of the Lundin Group of Companies, to sell all of its interest in ARI and the FDN project in Ecuador for $240.0 million in cash and shares.  Kinross will receive $100 million to $190 million in cash, depending on the net proceeds from Fortress' announced equity financing, of which affiliates of the Lundin Family Trust have committed up to $100 million.  The balance of the purchase price will be paid in Fortress shares.

The transaction is expected to be completed by mid-December 2014, subject to certain conditions, including Fortress shareholder and stock exchange approval, the granting by the Ecuadorian Government of an 18 month extension period from transaction closing to provide time for Fortress to carry out additional project feasibility work and development negotiations, the approval by the Ecuadorian Attorney General of bilateral agreements between Kinross, Fortress and the Ecuadorian Government, and certain of their wholly-owned subsidiaries, and other customary conditions for a transaction of this nature.

Impairment charges
	Three months ended September 30,				Nine months ended September 30,
(in millions)	2014	2013	Change	% Change	2014	2013	Change	% Change
Goodwill (i)	$-	$-	$-	-	$-	$659.9	$(659.9)	(100%)
Property, plant and equipment (i)	-	-	-	-	-	1,738.1	(1,738.1)	(100%)
Inventory (ii)	-	-	-	-	-	35.1	(35.1)	(100%)
Impairment charges	$-	$-	$-	-	$-	$2,433.1	$(2,433.1)	(100%)

i.	Goodwill and property, plant and equipment

As at June 30, 2013, the Company identified the decline in metal prices and the deferral of potential construction at Tasiast as indicators of potential impairment.  Upon the identification of these indicators, the Company performed an impairment assessment to determine the recoverable amount of its CGUs using updated assumptions and estimates.  The forecasted production output and capital expenditures included in the life of mine plans for all CGUs remained unchanged from the 2012 year-end impairment assessment with the exception of Tasiast, which was based on a 38,000 tonne per day mill, adjusted for the deferral in potential construction and production.

As a result of the impairment assessment, the recoverable amount for certain CGUs was determined to be less than their carrying values, resulting in the Company recording after-tax non-cash impairment charges of $2,289.3 million, comprised of property, plant and equipment impairment of $1,334.7 million at Tasiast and asset and goodwill impairment aggregating $954.6 million at several other CGUs.  The property, plant and equipment impairment charges were net of a tax recovery of $108.7 million.
The following table summarizes the June 30, 2013, goodwill and property, plant and equipment impairment charges, and the related tax recovery:

CGU	Goodwill	Property, plant and equipment	Tax recovery	Total after-tax impairment
Round Mountain	$58.7	$118.7	$(28.5)	$148.9
Paracatu	65.5	-	-	65.5
Maricunga	175.9	27.4	(5.7)	197.6
Tasiast	-	1,409.2	(74.5)	1,334.7
Chirano	359.8	-	-	359.8
Lobo-Marte	-	182.8	-	182.8
Total	$659.9	$1,738.1	$(108.7)	$2,289.3

Also as a result of the impairment assessment at June 30, 2013, the Company recognized an impairment charge of $219.0 million related to its investment in Cerro Casale.  This charge was recognized in other income (expense).

The above mentioned impairment charges were primarily a result of the reduction in the Company’s estimates of future metal prices.  The Tasiast impairment charge was also impacted by the deferral of potential construction and production.

In addition, during the second quarter of 2013, the Company wrote off the carrying value of its FDN project of $720.0 million, which was entirely related to property, plant and equipment.  FDN has been reclassified as a discontinued operation.

No impairment charges related to goodwill or property, plant and equipment were recorded in the third quarter and first nine months of 2014.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.
ii.	Inventory

As at June 30, 2013 an impairment charge of $35.1 million was recorded within cost of sales to reduce the carrying value of inventory to its net realizable value.  No impairment charges related to inventory were recorded in the third quarter and first nine months of 2014.

Exploration and business development

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2014	2013	Change	% Change	2014	2013	Change	% Change
Exploration and business development	$27.8	$39.1	$(11.3)	(29%)	$79.5	$120.8	$(41.3)	(34%)

During the third quarter of 2014, exploration and business development expenses were $27.8 million compared with $39.1 million for the same period in 2013.  Of the total exploration and business development expense, expenditures on exploration totaled $19.9 million compared with $28.1 million for the third quarter of 2013, with the decrease primarily due to reduced exploration activity.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $1.7 million compared with $1.4 million for the third quarter of 2013.

Kinross was active on more than 26 mine sites, near-mine and greenfield initiatives in the third quarter of 2014, with a total of 64,481 metres drilled.

Exploration and business development expenses were $79.5 million compared with $120.8 million for the first nine months of 2013.  Of the total exploration and business development expense, expenditures on exploration totaled $59.3 million for the first nine months of 2014 compared with $86.7 million for the first nine months of 2013, with the decrease primarily due to reduced exploration activity.  During the first nine months of 2014, capitalized exploration expenses, including capitalized evaluation expenditures, totaled $2.1 million compared with $4.5 million for the same period in 2013.

Kinross was active on more than 32 mine sites, near-mine and greenfield initiatives in the first nine months of 2014, with a total of 182,072 metres drilled.

General and administrative

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2014	2013	Change	% Change	2014	2013	Change	% Change
General and administrative	$38.2	$42.6	$(4.4)	(10%)	$127.6	$124.5	$3.1	2%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, and the Canary Islands.

Other income (expense) – net

During the third quarter of 2014, other income (expense) was an expense of $4.9 million compared with income of $6.0 million in the third quarter of 2013.  For the first nine months of 2014, other income (expense) decreased to an expense of $12.2 million from an expense of $245.7 million in the first nine months of 2013.  The discussion below details the significant changes in other income (expense) for the third quarter and first nine months of 2014 compared with the same periods in 2013.

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2014	2013	Change	% Change (a)	2014	2013	Change	% Change (a)
Gains (losses) on sale of other assets - net	$5.5	$(0.4)	$5.9	nm	$6.0	$0.2	$5.8	nm
Impairment of investments	(0.6)	(4.2)	3.6	86%	(0.6)	(237.3)	236.7	100%
Foreign exchange gains (losses)	(10.6)	6.2	(16.8)	nm	(20.2)	(15.1)	(5.1)	(34%)
Net non-hedge derivative gains (losses)	(1.1)	4.4	(5.5)	(125%)	(4.7)	4.5	(9.2)	nm
Other	1.9	-	1.9	100%	7.3	2.0	5.3	nm
	$(4.9)	$6.0	$(10.9)	(182%)	$(12.2)	$(245.7)	$233.5	95%
(a)  "nm" means not meaningful.
Gains (losses) on sale of other assets - net

The gain on sale of other assets of $5.5 million and $6.0 million in the third quarter and first nine months of 2014, respectively, included a gain of $6.1 million related to the sale of certain available-for-sale investments.

Impairment of investments

During the third quarter and first nine months of 2014, the Company recognized impairment charges of $0.6 million on certain of its available-for-sale investments compared with $4.2 million and $18.3 million of impairment charges recognized in the third quarter and first nine months of 2013, due to a significant or prolonged decline in their fair values.  In addition, the Company recognized an impairment charge of $219.0 million related to its investment in Cerro Casale as a result of the impairment assessment performed as at June 30, 2013.

The Company’s 25% interest in the Cerro Casale development project, controlled by Barrick Gold Corporation (“Barrick”), is subject to certain conditions that could result in the cancellation of its environmental permits.  As disclosed by Barrick, cancellation of these permits would lead Barrick to reclassify the project’s mineral reserve estimates as mineral resources.  While Barrick continues to progress evaluation of options to improve the overall project economics, at current metal prices, it is unlikely that a feasible development alternative will be found to enable a move forward to a positive construction decision.   Barrick has disclosed that if its mineral reserve estimates at Cerro Casale were to be reclassified to mineral resources or if activity to advance the project were to cease, it would be required to evaluate the recoverability of the project’s carrying value, which could result in an impairment charge being recorded.  In such circumstances, we would also assess the reclassification of our mineral reserve estimates to mineral resources at Cerro Casale and evaluate the recoverability of our investment in the project, which has a carrying value of $296.5 million at September 30, 2014.

Foreign exchange gains (losses)

Foreign exchange losses in the third quarter of 2014 were $10.6 million compared with gains of $6.2 million during the same period in 2013.  The foreign exchange loss of $10.6 million was due primarily to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Brazilian real, Ghanaian cedi, Chilean peso, Russian rouble, Canadian dollar and Mauritanian ouguiya at September 30, 2014 relative to June 30, 2014.

The foreign exchange gain of $6.2 million in the third quarter of 2013 was due primarily to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having weakened against the Russian rouble, Canadian dollar, and Chilean peso at September 30, 2013 relative to June 30, 2013, partially offset by the strengthening of the U.S. dollar against the Brazilian real, Ghanaian cedi and Mauritanian ouguiya.

During the first nine months of 2014, foreign exchange losses were $20.2 million compared with losses of $15.1 million for the same period in 2013.  The foreign exchange loss of $20.2 million in the first nine months of 2014 was due primarily to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Brazilian real, Ghanaian cedi, Chilean peso, Russian rouble, Canadian dollar and Mauritanian ouguiya at September 30, 2014 relative to December 31, 2013.

The foreign exchange loss of $15.1 million in the first nine months of 2013 was due primarily to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Russian rouble, Canadian dollar, Brazilian real, Chilean peso, Ghanaian cedi and Mauritanian ouguiya at September 30, 2013 relative to December 31, 2012.
Net non-hedge derivative gains (losses)

Net non-hedge derivative gains (losses) changed from a gain of $4.4 million in the third quarter of 2013 to a loss of $1.1 million in the third quarter of 2014.  Net non-hedge derivative gains (losses) changed from a gain of $4.5 million in the first nine months of 2013 to a loss of $4.7 million in the first nine months of 2014.  The changes were primarily due to the closing out of certain interest rate swaps on March 10, 2014 (refer to Section 6 Liquidity and Capital Resources).

Finance expense

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2014	2013	Change	% Change	2014	2013	Change	% Change
Finance expense	$19.9	$8.2	$11.7	143%	$52.6	$25.9	$26.7	103%

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

During the third quarter and first nine months of 2014, finance expense increased by $11.7 million and $26.7 million, respectively, compared with the same periods in 2013, primarily due to an increase in interest expense.  Interest expense increased by $9.0 million and $18.8 million, respectively, during the third quarter and first nine months of 2014 compared with the same periods in 2013 as a result of a reduction in interest capitalized as well as additional interest recognized on the $500.0 million senior notes issued in March 2014.  Interest capitalized during the third quarter and first nine months of 2014 was $14.4 million and $49.2 million, respectively, compared with $18.6 million and $64.1 million during the same periods in 2013, with the decreases primarily due to lower qualifying capital expenditures.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania, and Ghana.

In the third quarter of 2014, the Company recorded a tax expense of $92.3 million on income from continuing operations before taxes of $88.0 million, compared with a tax expense of $54.8 million on income from continuing operations before taxes of $101.4 million in the third quarter of 2013.  The $92.3 million tax expense in the third quarter of 2014 included a $35.8 million expense due to a re-measurement of deferred tax assets as a consequence of Chilean income tax reforms.  The Company’s adjusted effective tax rate for the third quarter of 2014 was 26.1%, compared with an adjusted effective tax rate of 43.3% for the third quarter of 2013.  The decrease in the Company’s effective tax rate for the third quarter of 2014, compared with the same period in 2013, was largely due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.  Kinross' combined federal and provincial statutory tax rate for the third quarter of 2014 was 26.5% (third quarter of 2013 – 26.5%).

Income tax expense in the first nine months of 2014 was $140.6 million, compared with an income tax expense of $74.0 million in the same period of 2013.  The $140.6 million tax expense in 2014 included a $35.8 million expense due to a re-measurement of deferred tax assets as a consequence of Chilean income tax reforms.  The $74.0 million tax expense in 2013 included a $108.7 million recovery, due to a re-measurement of deferred tax liabilities in respect of impairment charges.  Excluding the impact of items that are not reflective of the underlying operating performance of our business, the Company’s adjusted effective tax rate for the first nine months of 2014 was 41.4%, compared with an adjusted effective tax rate of 28.1% for the first nine months of 2013.   The increase in the Company’s adjusted effective tax rate for the first nine months of 2014, compared with the same period in 2013, was largely due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.  Kinross' combined federal and provincial statutory tax rate for the first nine months of 2014 was 26.5% (first nine months of 2013 – 26.5%).

There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2014	2013	Change	% Change(b)	2014	2013	Change	% Change
Cash flow
Of continuing operations provided from operating activities	$304.5	$137.7	$166.8	121%	$678.9	$609.4	$69.5	11%
Of continuing operations used in investing activities	(149.1)	(335.1)	186.0	56%	(467.5)	(654.4)	186.9	29%
Of continuing operations used in financing activities	(48.0)	(28.0)	(20.0)	(71%)	(90.2)	(614.0)	523.8	85%
Of discontinued operations (a)	(1.5)	(8.6)	7.1	83%	(5.9)	(32.6)	26.7	82%
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(8.7)	3.0	(11.7)	nm	(13.9)	(9.0)	(4.9)	(54%)
Increase (decrease) in cash and cash equivalents	97.2	(231.0)	328.2	142%	101.4	(700.6)	802.0	114%
Cash and cash equivalents, beginning of period	738.7	1,163.1	(424.4)	(36%)	734.5	1,632.7	(898.2)	(55%)
Cash and cash equivalents, end of period	$835.9	$932.1	$(96.2)	(10%)	$835.9	$932.1	$(96.2)	(10%)

(a) On June 10, 2013, the Company announced its decision to cease development of FDN. As a result, FDN has been classified as a discontinued operation.
(b) "nm" means not meaningful.

Cash and cash equivalent balances increased by $97.2 million in the third quarter of 2014 compared with a decrease of $231.0 million during the same period in 2013.  For the first nine months of 2014, cash and cash equivalent balances increased by $101.4 million compared with a decrease of $700.6 million during the same period in 2013.  Detailed discussions regarding cash flow movements from continuing operations are noted below.

Operating Activities

Third quarter 2014 vs. Third quarter 2013

Net cash flow provided from operating activities increased to $304.5 million in the third quarter of 2014 compared with $137.7 million in the same period of 2013, primarily due to more favourable working capital changes, an increase in metal sales and lower exploration and business development costs.

First nine months of 2014 vs. First nine months of 2013

Net cash flow provided from operating activities increased by $69.5 million compared with the first nine months of 2013.  The increase in cash flows was largely the result of more favourable working capital changes and lower exploration and business development costs, partially offset by the decrease in metal sales.

Investing Activities

Third quarter 2014 vs. Third quarter 2013

Net cash flow used in investing activities was $149.1 million compared with $335.1 million for the third quarter of 2013.  The primary use of cash in the third quarter of 2014 and 2013 was for capital expenditures of $153.5 million and $300.8 million, respectively.

First nine months of 2014 vs. First nine months of 2013

Net cash flow used in investing activities was $467.5 million compared with $654.4 million for the first nine months of 2013.  The primary use of cash in the first nine months of 2014 was for capital expenditures of $442.4 million.  The primary use of cash during the first nine months of 2013 was for capital expenditures of $931.3 million, partially offset by the proceeds on disposal of short-term investments of $349.8 million.

The following table presents a breakdown of capital expenditures on a cash basis:

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2014	2013	Change	% Change	2014	2013	Change	% Change
Operating segments
Fort Knox	$11.1	$29.2	$(18.1)	(62%)	$66.7	$106.5	$(39.8)	(37%)
Round Mountain	13.0	15.7	(2.7)	(17%)	28.0	39.2	(11.2)	(29%)
Kettle River - Buckhorn	2.7	3.1	(0.4)	(13%)	5.3	5.4	(0.1)	(2%)
Paracatu	31.6	39.9	(8.3)	(21%)	62.9	80.0	(17.1)	(21%)
Maricunga	6.2	5.3	0.9	17%	27.0	31.8	(4.8)	(15%)
Kupol (a)	23.4	30.0	(6.6)	(22%)	78.6	79.7	(1.1)	(1%)
Tasiast	44.5	161.8	(117.3)	(73%)	121.6	503.6	(382.0)	(76%)
Chirano	12.0	11.6	0.4	3%	31.7	66.9	(35.2)	(53%)
Non-operating segment
Corporate and Other (b)	9.0	4.2	4.8	114%	20.6	18.2	2.4	13%
Total	$153.5	$300.8	$(147.3)	(49%)	$442.4	$931.3	$(488.9)	(53%)

(a)   Includes $11.0 million and $33.9 million of capital expenditures at Dvoinoye during the third quarter and first nine months of 2014, respectively (third quarter and first nine months of 2013 - $16.0 million and $28.6 million, respectively).

(b) "Corporate and Other" includes corporate and other non-operating assets (including La Coipa, Lobo-Marte and White Gold). As of January 1, 2014, La Coipa was reclassified into the Corporate and Other segment. The comparative figures have been reclassified to conform to the 2014 segment presentation.

During the third quarter and first nine months of 2014, capital expenditures decreased by $147.3 million and $488.9 million, respectively, compared with the same periods in 2013.  The decreases in capital expenditures were largely due to reduced spending at Tasiast and Fort Knox.

Financing Activities

Third quarter 2014 vs. Third quarter 2013

Net cash flow used in financing activities was $48.0 million compared with $28.0 million for the third quarter of 2013.  During the third quarter of 2014 and 2013, the Company made a net repayment of debt of $30.0 million, which was related to the periodic repayment on the Kupol loan.

First nine months of 2014 vs. First nine months of 2013

Net cash flow used in financing activities was $90.2 million during the first nine months of 2014, compared with cash used of $614.0 million during the first nine months of 2013.  During the first nine months of 2014, the Company made a net repayment of debt of $67.1 million, which included repayments of $500.0 million of the term loan and $60.0 million of the Kupol loan, partially offset by net proceeds of $492.9 million received from the issuance of senior notes on March 6, 2014.  During the first nine months of 2013, the Company made a net repayment of debt of $523.3 million, of which $460.0 million was related to the repurchase of the convertible senior notes and $60.0 million related to the periodic repayment of the Kupol loan.  In addition, during the first nine months of 2013, dividends of $91.3 million were paid to common shareholders.  No dividends were paid to common shareholders in the first nine months of 2014.

Balance Sheet

	As at
(in millions)	September 30, 2014	December 31, 2013
Cash and cash equivalents	$835.9	$734.5
Current assets	$2,503.2	$2,405.8
Total assets	$10,111.2	$10,286.7
Current liabilities, including current portion of long-term debt	$564.7	$712.9
Total long-term financial liabilities(a)	$2,705.8	$2,757.5
Total debt, including current portion	$2,057.1	$2,119.6
Total liabilities	$3,944.3	$4,196.8
Common shareholders' equity	$6,091.7	$6,014.0
Non-controlling interest	$75.2	$75.9
Statistics
Working capital (b)	$1,938.5	$1,692.9
Working capital ratio (c)	4.43:1	3.37:1
(a) Includes long-term debt, provisions, and unrealized fair value of derivative liabilities.
(b) Calculated as current assets less current liabilities.
(c) Calculated as current assets divided by current liabilities.

At September 30, 2014, Kinross had cash and cash equivalents of $835.9 million, an increase of $101.4 million from the balance as at December 31, 2013, primarily due to net operating cash flows of $678.9 million, partially offset by cash flows of $442.4 million used in the purchase of property, plant and equipment and the periodic repayment of $60.0 million on the Kupol loan.  Current assets increased to $2,503.2 million, primarily due to increases in cash and cash equivalents and accounts receivable and other assets, partially offset by a decrease in inventories.  Total assets decreased by $175.5 million to $10,111.2 million, primarily due to decreases in property, plant and equipment, partially offset by the increase in current assets.  Current liabilities decreased to $564.7 million, largely due to a decrease in accounts payable and accrued liabilities.  Total debt decreased by $62.5 million to $2,057.1 million, primarily due to repayments of $500.0 million of the term loan and $60.0 million of the Kupol loan, partially offset by net proceeds of $492.9 million received from the issuance of senior notes on March 6, 2014.
As of November 4, 2014, there were 1,144.5 million common shares of the Company issued and outstanding.  In addition, at the same date, the Company had 14.2 million share purchase options outstanding under its share option plan.

Financings and Credit Facilities

Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041.  Kinross received net proceeds of $980.9 million from the offering, after discount and payment of fees and expenses related to the offering.

On March 6, 2014, the Company completed a $500.0 million offering of debt securities consisting of 5.950% senior notes due 2024.  Kinross received net proceeds of $492.9 million from the offering, after discount and payment of fees and expenses related to the offering.

The senior notes referred to above (collectively, the “notes”) pay interest semi-annually.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months of maturity of the notes due in 2021 and 2024 and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.  In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions.  The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%.  Semi-annual principal repayments of $30.0 million commenced in March 2013 and will continue through September 30, 2015.  Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively.  The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any.  The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved.  Property, plant and equipment with a carrying amount of $144.7 million (December 31, 2013 - $154.7 million) are pledged as security as part of the Kupol loan.

As at September 30, 2014, cash of $34.0 million (December 31, 2013 - $34.0 million) was restricted for payments related to the loan.

Corporate revolving credit and term loan facilities

In August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million.  The facility was set to mature on August 10, 2015, with the full amount having been drawn on August 22, 2012.  Also, in August 2012, under the same agreement, the Company amended the revolving credit facility increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant.  The revolving credit facility’s term was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to mature on August 10, 2017 from August 10, 2015.

On March 10, 2014, the Company repaid $500.0 million of the term loan, leaving a balance of $500.0 million outstanding.  On July 28, 2014, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2018 and August 10, 2019, respectively.  As at September 30, 2014, the Company had utilized $32.1 million (December 31, 2013 – $31.9 million) of the amended revolving credit facility.  The amount utilized was entirely for letters of credit.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at September 30, 2014, interest charges and fees, are as follows:

Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.65%
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  Accordingly, the interest rate swaps only hedged the term loan’s interest rate exposure until the original maturity of August 2015.  Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps continue to hedge 80% of the remaining underlying floating rate term loan.  Based on the Company’s credit rating at September 30, 2014, the fixed rate on the hedged portion of the term loan is 2.14%.

The amended revolving credit facility and unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  The significant financial covenant is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1.  The Company is in compliance with this covenant at September 30, 2014.

Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with EDC from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015.  On July 17, 2014, the Company further amended this facility to increase the amount from $200.0 million to $250.0 million. Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at September 30, 2014, $194.4 million (December 31, 2013 - $164.1 million) was utilized under this facility.

In addition, at September 30, 2014, the Company had $41.0 million (December 31, 2013 - $42.0 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow U.S. dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at September 30, 2014, $nil (December 31, 2013 - $nil) was outstanding under such borrowings.

The following table outlines the credit facility utilization and availability:
	As at
(in millions)	September 30, 2014	December 31, 2013
Utilization of revolving credit facility	$(32.1)	$(31.9)
Utilization of EDC facility	(194.4)	(164.1)
Borrowings	$(226.5)	$(196.0)

Available under revolving credit facility	$1,467.9	$1,468.1
Available under EDC credit facility	55.6	35.9
Available credit	$1,523.5	$1,504.0

Total debt of $2,057.1 million at September 30, 2014 consists of $1,480.1 million for the senior notes, $497.9 million for the corporate term loan, and $79.1 million for the Kupol loan.  The current portion of this debt is $60.0 million at September 30, 2014.

Liquidity Outlook

The Company expects to repay $60.0 million of debt related to the Kupol loan over the next 12 months.

We believe that the Company’s existing cash and cash equivalents balance of $835.9 million, available credit of $1,523.5 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above, and reclamation and remediation obligations currently estimated for the next 12 months.  Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located.  Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies.  The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements.  Another possible source of capital could be proceeds from the sale of non-core assets.  These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

The following table provides a summary of derivative contracts outstanding at September 30, 2014:
	2014	2015	Total
Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	71.8	152.4	224.2
Average price	2.23	2.42	2.36
Chilean peso forward buy contracts
(in millions of U.S. dollars)	17.2	53.0	70.2
Average price	535.18	577.36	567.02
Russian rouble forward buy contracts
(in millions of U.S. dollars)	12.0	48.0	60.0
Average price	35.16	35.88	35.74
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	27.9	45.0	72.9
Average price	1.04	1.09	1.07

Energy
Oil swap contracts (barrels)	40,000	139,000	179,000
Average price	89.94	88.49	88.82
Diesel swap contracts (gallons)	630,000	-	630,000
Average price	2.81	-	2.81
Gasoil swap contracts (tonnes)	4,026	-	4,026
Average price	862.62	-	862.62

The following new derivative contracts were engaged during the nine months ended September 30, 2014:

•	$53.0 million Chilean pesos at an average rate of 577.36 maturing in 2015.
•	$45.0 million Canadian dollars at an average rate of 1.09 maturing in 2015.
•	$64.4 million Brazilian reais at an average rate of 2.52 maturing in 2015.
•	39,000 barrels of crude oil at an average rate of 93.25 maturing in 2015.

Subsequent to September 30, 2014, the following new derivative contracts were engaged:

•	Oil swap contracts for 146,400 barrels of crude oil at an average rate of 81.40 maturing in 2015.
•	Gasoil swap contracts for 8,184 tonnes of gasoil at an average rate of 779.72 per metric tonne maturing in 2015.
•	$22.5 million Brazilian reais at an average rate of 2.68 maturing in 2015.
•	$13.2 million Canadian dollars at an average rate of 1.13 maturing in 2015.

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  Accordingly, the interest rate swaps only hedged the term loan’s interest rate exposure until the original maturity of August 2015.  Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps continue to hedge 80% of the remaining underlying floating rate term loan.

The Company engages into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units (“DSUs”) and cash settled restricted share units (“RSUs”).  Hedge accounting was not applied to the TRSs.

At September 30, 2014, 1,902,575 TRS units were outstanding. The following TRS contracts were entered into during the nine months ended September 30, 2014:

•      222,487 units at an average price of CDN$4.78 to hedge DSUs.
•      1.0 million units at an average price of CDN$3.80 to hedge cash settled RSUs.

Subsequent to September 30, 2014, the following TRS contracts were engaged:

•	213,425 units at an average price of CDN$3.69 to hedge DSUs.
•	500,000 units at an average price of CDN$3.75 to hedge cash settled RSUs.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:
	As at
(in millions)	September 30, 2014	December 31, 2013
Asset (liability)
Interest rate swaps	$(1.0)	$(2.9)
Foreign currency forward contracts	(35.4)	(48.9)
Energy swap contracts	(0.3)	2.7
Total return swap contracts	(0.7)	(0.5)
	$(37.4)	$(49.6)

Contingencies

The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

As disclosed in the Company’s 2013 Annual Information Form (“AIF”), the permitting process at Lobo Marte has been suspended pending a better understanding of the project economics.  This will result in the Company withdrawing its permit application pending before the Environmental Evaluation Service and reevaluating the project.  Any future project would require the re-initiation of the permitting process.  The withdrawal of the permit application may cause the Company to reclassify the project’s estimated proven and probable mineral reserves as measured and indicated mineral resources.  Lobo Marte had total estimated proven and probable mineral reserves of 6.028 million ounces of gold as of December 31, 2013.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects.  On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff.  Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the defendants inflated Kinross’ share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’ schedule for developing the Tasiast mine.  The defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012.  On March 22, 2013, the Court issued an order (the “Order”) granting in part and denying in part the defendants’ motion to dismiss the Amended U.S. Complaint.  The Order granted the defendants’ motion to dismiss with respect to all claims based on (a) Kinross’ disclosures about its due diligence for the Red Back acquisition, and (b) Kinross’ disclosures before August 10, 2011 about the Tasiast development schedule.  The Order denied the defendants’ motion to dismiss City of Austin’s allegations that the defendants made misleading statements about the Tasiast development schedule between August 10, 2011 and January 17, 2012.  On April 5, 2013, the defendants filed a motion asking the Court to reconsider the portions of the Order allowing the City of Austin’s claims to proceed.  On April 8, 2013, the Court (i) directed the City of Austin to respond to the defendants’ motion for reconsideration by April 19, 2013, and (ii) stated that it will wait until after its ruling on defendants’ motion for reconsideration before entering a case management schedule governing any future proceedings in the lawsuit.  The City of Austin filed a response on April 19, 2013 and the defendants filed a reply on May 1, 2013.  On June 6, 2013 the Court issued an opinion and order denying the defendants’ motion for reconsideration.  On July 8, 2013 the defendants filed their answer to the Amended U.S. Complaint.  The parties have completed the initial fact discovery phase of litigation, which included the production of information and documents and the oral depositions of witnesses.  The parties have completed the submission of written arguments and supporting expert reports in respect of the plaintiffs’ Application for Class Certification, which is expected to be heard and decided in the first quarter of 2015.  Should the plaintiffs’ application be successful, submissions in respect of the defendants’ Motion on Summary Judgment are expected to be made in the first half of 2015, with a hearing and decision expected in the second half of 2015.  The defendants intend to vigorously defend against the surviving claims of the Amended U.S. Complaint and believe they are without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “Ontario Action”).  A statement of claim in the Ontario Action was subsequently served on April 11, 2012.  The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects.  The Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  The plaintiffs sought certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act.  A hearing on the plaintiffs’ leave and certification motions was held from October 22–24, 2013. On November 5, 2013, the Ontario Court issued Reasons For Decision dismissing the leave motion in respect of the statutory claims and dismissing the certification motion in respect of both the statutory claims and the common law negligent misrepresentation claims.  The plaintiffs have appealed the Order of the Ontario Court.  The appeals on the certification and leave motions have been consolidated and were heard by the Ontario Court of Appeal on June 11, 2014.  Kinross expects a decision on the appeal by year-end 2014.  Presently, and subject to the outcome of any appeal, as a result of the Ontario Court’s decision, the only claim that remains is an individual claim, not a class proceeding by the Trustees of the Musicians’ Pension Fund of Canada, asserting common law negligent misrepresentations.  Kinross believes that the remaining individual claim is without merit and intends to vigorously defend against it.

7.	SUMMARY OF QUARTERLY INFORMATION

	2014			2013				2012
(in millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Metal sales	$945.7	$911.9	$817.4	$877.1	$876.3	$968.0	$1,058.1	$1,186.9
Net earnings (loss) from continuing operations attributable to common shareholders	$(4.3)	$46.0	$31.8	$(740.0)	$46.9	$(2,481.9)	$162.4	$(2,984.9)
Net loss from discontinued operations after-tax (a)	$(0.8)	$(1.9)	$(2.2)	$(2.1)	$(5.0)	$(721.1)	$(1.9)	$(4.2)
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$-	$0.04	$0.03	$(0.65)	$0.04	$(2.17)	$0.14	$(2.62)
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$-	$0.04	$0.03	$(0.65)	$0.04	$(2.17)	$0.14	$(2.62)
Net cash flow of continuing operations provided from operating activities	$304.5	$163.9	$210.5	$187.2	$137.7	$106.4	$365.3	$487.4
(a) On June 10, 2013, the Company announced its decision to cease development of FDN. As a result, FDN has been classified as a discontinued operation.

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in the gold equivalent ounces sold.  Fluctuations in the silver price have also affected results.

During the third quarter of 2014, revenue increased to $945.7 million on total gold equivalent ounces sold of 746,425 compared with $876.3 million on sales of 658,055 total gold equivalent ounces during the third quarter of 2013.  The average gold price realized in the third quarter of 2014 was $1,268 per ounce compared with $1,285 per ounce in the second quarter of 2014 and $1,331 per ounce in the third quarter of 2013.

Production cost of sales increased by 7% to $520.1 million in the third quarter of 2014 compared with $486.8 million in the same period of 2013, primarily due to an increase in gold equivalent ounces sold from the Kupol segment as a result of Dvoinoye commencing commercial production in October 2013 and higher costs at Fort Knox as a result of mining lower grade ore.  These increases were partially offset by the impact of the suspension of mining at La Coipa and a decrease in production costs at Chirano due to lower contractor costs as a result of the transition to owner mining and reduced power costs.

Fluctuations in the foreign exchange rates have also affected results.  Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset base.  In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters in the subsequent year.

In the fourth quarter of 2013, the Company recorded after-tax impairment charges of $544.8 million, which included $376.0 million relating to property, plant and equipment at Maricunga, net of a tax recovery of $49.2 million, and $168.8 million relating to goodwill at Quebrada Seca.

During the second quarter of 2013, the Company recognized impairment charges of $2,289.3 million at several of its CGUs, net of a tax recovery of $108.7 million.

Also in the second quarter of 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador as the Government of Ecuador and Kinross were unable to agree on certain key economic and legal terms, which balanced the interests of all stakeholders.  Kinross' decision to cease the development of FDN resulted in a charge of $720.0 million in the second quarter of 2013.

In the fourth quarter of 2012, the Company recorded impairment charges at its Tasiast and Chirano CGUs totaling $3,206.1 million, net of a tax recovery of $321.5 million.

Operating cash flows increased to $304.5 million in the third quarter of 2014, compared with $137.7 million in the same period of 2013, primarily due to more favourable working capital changes, an increase in metal sales and lower exploration and business development costs.

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended September 30, 2014, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its financial statements prepared in accordance with IFRS.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2013.

Accounting Changes

The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2013.

Recent Accounting Pronouncements

Revenue recognition

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). The standard replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets From Customers” and SIC 31 “Revenue – Barter Transactions Involving Advertising Services”.  IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers.  This standard is effective for annual periods beginning on or after January 1, 2017, and permits early adoption.  The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments”.  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption.  The Company is in the process of determining the impact of IFRS 9 on its consolidated financial statements.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors, including but not limited to those listed below, are related to the mining industry in general while others are specific to Kinross.  For an additional discussion of risk factors, please refer to the MD&A for the year ended December 31, 2013 and for additional information please refer to the AIF for the year ended December 31, 2013, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

Political Developments and Uncertainty in the Russian Federation

Escalating political tensions and uncertainties as a result of the Russian Federation’s foreign policy decisions and actions in respect of Ukraine have resulted in the imposition of economic sanctions and increased the risk that certain governments may impose further economic, or other, sanctions on the Russian Federation or on persons and/or companies conducting business in the Russian Federation. There can be no assurance that sanctions will not be imposed by the Russian Federation, including in response to existing or threatened sanctions, or by Canada, the United States or the European Union against persons and/or companies conducting business in the Russian Federation. The imposition of such economic sanctions or other penalties could have a material adverse effect on the Company’s assets and operations.

11.	SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document.  These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS.  These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses.  Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance.  However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except share and per share amounts)	2014	2013	2014	2013
Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$(4.3)	$46.9	$73.5	$(2,272.6)
Adjusting items:
Foreign exchange (gains) losses	10.6	(6.2)	20.2	15.1
Non-hedge derivatives (gains) losses - net of tax	0.8	(3.9)	4.0	(4.0)
(Gains) losses on sale of other assets - net of tax	(5.7)	0.3	(5.9)	(0.1)
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	50.1	12.6	26.2	45.5
Change in deferred income taxes due to tax reforms enacted in Chile	35.8	-	35.8	-
Taxes in respect of prior years	(17.8)	0.5	(17.3)	0.7
Impairment charges - net of tax	0.6	4.2	0.6	2,561.7
	74.4	7.5	63.6	2,618.9
Adjusted net earnings from continuing operations attributable to common shareholders	$70.1	$54.4	$137.1	$346.3
Weighted average number of common shares outstanding - Basic	1,144.5	1,142.7	1,144.2	1,141.7
Adjusted net earnings from continuing operations per share	$0.06	$0.05	$0.12	$0.30

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow from continuing operations for the periods presented:
	Three months ended September 30,		Nine months ended September 30,
(in millions)	2014	2013	2014	2013
Net cash flow of continuing operations provided from operating activities - as reported	$304.5	$137.7	$678.9	$609.4
Adjusting items:
Working capital changes:
Accounts receivable and other assets	9.7	26.5	73.2	100.6
Inventories	(10.6)	76.1	(18.9)	118.8
Accounts payable and other liabilities, including taxes	8.4	16.1	46.1	98.0
	7.5	118.7	100.4	317.4
Adjusted operating cash flow from continuing operations	$312.0	$256.4	$779.3	$926.8

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the interim condensed consolidated statement of operations divided by the total number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:
	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and production cost of sales per equivalent ounce)	2014	2013	2014	2013
Production cost of sales - as reported	$520.1	$486.8	$1,502.0	$1,476.0
Less: portion attributable to Chirano non-controlling interest	(3.9)	(5.3)	(12.3)	(15.4)
Attributable production cost of sales	$516.2	$481.5	$1,489.7	$1,460.6
Gold equivalent ounces sold	746,425	658,055	2,084,668	2,005,793
Less: portion attributable to Chirano non-controlling interest	(7,330)	(6,951)	(20,808)	(19,936)
Attributable gold equivalent ounces sold	739,095	651,104	2,063,860	1,985,857
Consolidated production cost of sales per equivalent ounce sold	$697	$740	$720	$736
Attributable production cost of sales per equivalent ounce sold	$698	$740	$722	$736

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting.  Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:
	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and production cost of sales per ounce)	2014	2013	2014	2013
Production cost of sales - as reported	$520.1	$486.8	$1,502.0	$1,476.0
Less: portion attributable to Chirano non-controlling interest	(3.9)	(5.3)	(12.3)	(15.4)
Less: attributable silver revenues	(22.2)	$(42.1)	(73.9)	(161.0)
Attributable production cost of sales net of silver by-product revenue	$494.0	$439.4	$1,415.8	$1,299.6
Gold ounces sold	728,449	626,625	2,026,941	1,894,004
Less: portion attributable to Chirano non-controlling interest	(7,309)	(6,936)	(20,754)	(19,877)
Attributable gold ounces sold	721,140	619,689	2,006,187	1,874,127
Attributable production cost of sales per ounce sold on a by-product basis	$685	$709	$706	$693

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures.  Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and costs per ounce)	2014	2013	2014	2013
Production cost of sales - as reported	$520.1	$486.8	$1,502.0	$1,476.0
Less: portion attributable to Chirano non-controlling interest (a)	(3.9)	(5.3)	(12.3)	(15.4)
Less: attributable (b) silver revenues (c)	(22.2)	(42.1)	(73.9)	(161.0)
Attributable (b) production cost of sales net of silver by-product revenue	$494.0	$439.4	$1,415.8	$1,299.6
Adjusting items on an attributable (b) basis:
General and administrative (d)	38.2	42.6	127.6	124.5
Other operating expense - sustaining (e)	5.2	7.4	20.8	18.7
Reclamation and remediation - sustaining (f)	16.3	15.2	46.6	45.1
Exploration and business development - sustaining (g)	15.7	19.1	42.6	68.3
Additions to property, plant and equipment - sustaining (h)	87.3	138.5	259.9	367.8
All-in Sustaining Cost on a by-product basis - attributable (b)	$656.7	$662.2	$1,913.3	$1,924.0
Other operating expense - non-sustaining (e)	4.6	13.8	24.8	35.6
Exploration - non-sustaining (g)	10.9	19.9	35.9	51.8
Additions to property, plant and equipment - non-sustaining (h)	36.3	130.4	119.2	487.3
All-in Cost on a by-product basis - attributable (b)	$708.5	$826.3	$2,093.2	$2,498.7
Gold ounces sold	728,449	626,625	2,026,941	1,894,004
Less: portion attributable to Chirano non-controlling interest (i)	(7,309)	(6,936)	(20,754)	(19,877)
Attributable (b) gold ounces sold	721,140	619,689	2,006,187	1,874,127
Attributable (b) all-in sustaining cost per ounce sold on a by-product basis	$911	$1,069	$954	$1,027
Attributable (b) all-in cost per ounce sold on a by-product basis	$982	$1,333	$1,043	$1,333

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and costs per equivalent ounce)	2014	2013	2014	2013
Production cost of sales - as reported	$520.1	$486.8	$1,502.0	$1,476.0
Less: portion attributable to Chirano non-controlling interest (a)	(3.9)	(5.3)	(12.3)	(15.4)
Attributable (b) production cost of sales	$516.2	$481.5	$1,489.7	$1,460.6
Adjusting items on an attributable (b) basis:
General and administrative (d)	38.2	42.6	127.6	124.5
Other operating expense - sustaining (e)	5.2	7.4	20.8	18.7
Reclamation and remediation - sustaining (f)	16.3	15.2	46.6	45.1
Exploration and business development - sustaining (g)	15.7	19.1	42.6	68.3
Additions to property, plant and equipment - sustaining (h)	87.3	138.5	259.9	367.8
All-in Sustaining Cost - attributable (b)	$678.9	$704.3	$1,987.2	$2,085.0
Other operating expense - non-sustaining (e)	4.6	13.8	24.8	35.6
Exploration - non-sustaining (g)	10.9	19.9	35.9	51.8
Additions to property, plant and equipment - non-sustaining (h)	36.3	130.4	119.2	487.3
All-in Cost - attributable (b)	$730.7	$868.4	$2,167.1	$2,659.7
Gold equivalent ounces sold	746,425	658,055	2,084,668	2,005,793
Less: portion attributable to Chirano non-controlling interest (i)	(7,330)	(6,951)	(20,808)	(19,936)
Attributable (b) gold equivalent ounces sold	739,095	651,104	2,063,860	1,985,857
Attributable (b) all-in sustaining cost per equivalent ounce sold	$919	$1,082	$963	$1,050
Attributable (b) all-in cost per equivalent ounce sold	$989	$1,334	$1,050	$1,339

(a) Portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b) “Attributable” includes Kinross' share of Chirano (90%) production.
(c) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver).  Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d) “General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain severance expenses.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating expenses related to non-sustaining activities.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining.  Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f) “Reclamation and remediation” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs.  Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining.  Business development expenses are considered sustaining costs as they are required for general operations.

(h) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the third quarter and first nine months of 2014 relate to projects at Tasiast, Chirano and Dvoinoye.

(i) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold for the Chirano mine.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A include, but are not limited to, those under the headings “Outlook”, “Tasiast expansion project”,  “La Coipa Phase 7”, “Fruta del Norte sale”, “Project Updates and New Developments”, and “Liquidity and Capital Resources”, and include, without limitation, statements with respect to: our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; expected savings pursuant to our cost review and reduction initiatives including, without limitation, optimization of projects and operations, as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “anticipate”, ‘‘estimates’’, ‘‘expects’’, “explore”, ‘‘forecasts”, “focus”, “guidance”, “initiative”, “on track”, “options”, “outlook”, “scheduled”, “projected”, “indicative”, “intend”, “believe”, “opportunity”, “plan”, “potential”, “pursue”, or “seek”, “study”, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, “should”, or ‘‘will be sufficient’’, “will not be”, “impact”, or ‘‘will enable” and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and expansion at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the cessation by the Company of further investment and development of the Fruta del Norte deposit and La Zarza mining concession (“FDN”) being consistent with Kinross’ current expectations including, without limitation, as to the reasonable cooperation of the Government of Ecuador in ensuring an orderly transition with respect to FDN that respects the interests of both parties, the closing of the announced transaction with Fortress Minerals Corp., continuing recognition of the Company’s other remaining mining concessions and other assets, rights, titles and interests in Ecuador, the implementation of Ecuador’s mining and investment laws (and prospective amendment to these laws) and related regulations and policies, and compliance with, and the implementation and enforcement of, the Canada-Ecuador Agreement for the Promotion and Reciprocal Protection of Investments; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the impact of escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed by any government, the transition period as we reduce our level of activity in Ecuador and any potential amendments to the Brazilian Mining Code, the Mauritanian Customs Code, the Mauritanian Mining Code, the Mauritanian VAT regime and water legislation or other water use restrictions in Chile (including, but not limited to, the interpretation, implementation and application of any such amendments), being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to the classification of such estimates as mineral reserves or mineral resources, and ore tonnage and ore grade estimates); (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the permitting and development of, operations at and production from the Company’s operations and projects, including but not limited to production from Dvoinoye; permitting, development and expansion at Tasiast (including but not limited to, opportunities to enhance/optimize project economics and reduce execution risk of the potential expansion, and any resulting optimization initiatives which may, among other things, lead to changes in processing approach and maintenance, and conversion of adjacent exploration licences to exploitation licences); and permitting and development at Cerro Casale or Lobo Marte, being consistent with Kinross’ current expectations; (12) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (13) goodwill and/or asset impairment potential including but not limited to as a result, in whole or in part, of any inability to maintain or obtain permits, any reclassification of mineral reserve or mineral resource estimates, and/or postponement or cessation of advancement of development; and (14) access to capital markets, including but not limited to maintaining an investment grade debt rating and, as required, securing and maintaining partial project financing for Dvoinoye, Kupol and any expansion at Tasiast, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; our ability to successfully cease further investment in and development of FDN and, in cooperation with the Government of Ecuador, successfully complete an orderly transition with respect to FDN (including, but limited to, the closing of the announced transaction with Fortress Minerals Corp.) that is respectful of the interests of both parties and does not impose on the Company (and/or any of its directors, officers or employees) any unreasonable obligations or liabilities; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of further investment in and development of FDN, or any of the Company’s prior or continuing activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation against the Company including, but not limited to, securities class action litigation in Canada and/or the United States; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits at our operations and projects (including but not limited to Cerro Casale and Lobo Marte), and decisions made by controlling joint venture partners such as at Cerro Casale; diminishing quantities or grades, or reclassification, of mineral reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $12 impact on production cost of sales per ounce1.

A $10 per barrel change in the price of oil could result in an approximate $3 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this MD&A has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company, who is a “qualified person” within the meaning of National Instrument 43-101.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		September 30,	December 31,
		2014	2013

Assets
Current assets
Cash and cash equivalents	Note 5	$835.9	$734.5
Restricted cash	Note 5	43.1	59.0
Accounts receivable and other assets	Note 5	365.8	284.3
Inventories	Note 5	1,258.2	1,322.9
Unrealized fair value of derivative assets	Note 8	0.2	5.1
		2,503.2	2,405.8
Non-current assets
Property, plant and equipment	Note 5	6,368.9	6,582.7
Goodwill	Note 5	308.0	308.0
Long-term investments	Note 5	18.0	20.4
Investments in associate and joint venture	Note 7	313.7	315.2
Unrealized fair value of derivative assets	Note 8	-	0.6
Deferred charges and other long-term assets	Note 5	504.8	490.5
Deferred tax assets		94.6	163.5
Total assets		$10,111.2	$10,286.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$427.0	$544.5
Current tax payable		20.8	27.0
Current portion of long-term debt	Note 10	60.0	60.0
Current portion of provisions	Note 11	24.2	40.1
Current portion of unrealized fair value of derivative liabilities	Note 8	32.7	41.3
		564.7	712.9
Non-current liabilities
Long-term debt	Note 10	1,997.1	2,059.6
Provisions	Note 11	703.8	683.9
Unrealized fair value of derivative liabilities	Note 8	4.9	14.0
Other long-term liabilities		144.7	192.7
Deferred tax liabilities		529.1	533.7
Total liabilities		3,944.3	4,196.8

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	Note 12	$14,591.1	$14,737.1
Contributed surplus		231.9	84.5
Accumulated deficit		(8,702.5)	(8,771.1)
Accumulated other comprehensive income (loss)	Note 5	(28.8)	(36.5)
Total common shareholders' equity		6,091.7	6,014.0
Non-controlling interest		75.2	75.9
Total equity		6,166.9	6,089.9
Commitments and contingencies	Note 17
Subsequent events	Note 4
Total liabilities and equity		$10,111.2	$10,286.7

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 12	1,144,511,315	1,143,428,055

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended		Nine months ended

		September 30,	September 30,	September 30,	September 30,
		2014	2013	2014	2013

Revenue
Metal sales		$945.7	$876.3	$2,675.0	$2,902.4

Cost of sales
Production cost of sales		520.1	486.8	1,502.0	1,476.0
Depreciation, depletion and amortization		233.8	184.3	645.5	622.1
Impairment charges	Note 6	-	-	-	2,433.1
Total cost of sales		753.9	671.1	2,147.5	4,531.2
Gross profit (loss)		191.8	205.2	527.5	(1,628.8)
Other operating expense		13.2	21.6	46.2	55.0
Exploration and business development		27.8	39.1	79.5	120.8
General and administrative		38.2	42.6	127.6	124.5
Operating earnings (loss)		112.6	101.9	274.2	(1,929.1)
Other income (expense) - net	Note 5	(4.9)	6.0	(12.2)	(245.7)
Equity in earnings (losses) of associate and joint venture	Note 5	(2.3)	-	(4.3)	(3.1)
Finance income		2.5	1.7	8.3	6.0
Finance expense	Note 5	(19.9)	(8.2)	(52.6)	(25.9)
Earnings (loss) before tax		88.0	101.4	213.4	(2,197.8)
Income tax expense - net	Note 15	(92.3)	(54.8)	(140.6)	(74.0)
Earnings (loss) from continuing operations after tax		(4.3)	46.6	72.8	(2,271.8)
Loss from discontinued operations after tax	Note 4	(0.8)	(5.0)	(4.9)	(728.0)
Net earnings (loss)		$(5.1)	$41.6	$67.9	$(2,999.8)

Net earnings (loss) from continuing operations attributable to:
Non-controlling interest		$-	$(0.3)	$(0.7)	$0.8
Common shareholders		$(4.3)	$46.9	$73.5	$(2,272.6)
Net earnings (loss) attributable to:
Non-controlling interest		$-	$(0.3)	$(0.7)	$0.8
Common shareholders		$(5.1)	$41.9	$68.6	$(3,000.6)

Earnings (loss) per share from continuing operations attributable to common shareholders

Basic		$-	$0.04	$0.06	$(1.99)
Diluted		$-	$0.04	$0.06	$(1.99)
Earnings (loss) per share attributable to common shareholders

Basic		$-	$0.04	$0.06	$(2.63)
Diluted		$-	$0.04	$0.06	$(2.63)

Weighted average number of common shares outstanding (millions)	Note 14
Basic		1,144.5	1,142.7	1,144.2	1,141.7
Diluted		1,144.5	1,149.4	1,152.9	1,141.7
The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited expressed in millions of United States dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2014	2013	2014	2013

Net earnings (loss)		$(5.1)	$41.6	$67.9	$(2,999.8)

Other comprehensive income (loss), net of tax:	Note 5
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)		(4.0)	(1.3)	5.6	(24.5)
Reclassification to earnings for impairment charges		0.6	4.2	0.6	18.3
Accumulated other comprehensive loss related to investments sold (b)		(6.1)	-	(6.1)	-
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		(23.4)	7.1	(8.2)	(33.9)
Accumulated other comprehensive income (loss) related to derivatives settled (d)		3.4	7.8	15.8	6.8
		(29.5)	17.8	7.7	(33.3)
Total comprehensive income (loss)		$(34.6)	$59.4	$75.6	$(3,033.1)

Comprehensive income (loss) from continuing operations		$(33.8)	$64.4	$80.5	$(2,305.1)
Comprehensive loss from discontinued operations	Note 4	(0.8)	(5.0)	(4.9)	(728.0)
Total comprehensive income (loss)		$(34.6)	$59.4	$75.6	$(3,033.1)

Attributable to non-controlling interest		$-	$(0.3)	$(0.7)	$0.8
Attributable to common shareholders		$(34.6)	$59.7	$76.3	$(3,033.9)

(a) Net of tax of $nil, 3 months; $nil, 9 months (2013 - $(0.1) million, 3 months; $(0.3) million, 9 months) (b) Net of tax of $nil, 3 months; $nil, 9 months (2013 - $nil, 3 months; $nil, 9 months)
(c) Net of tax of $(7.1) million, 3 months; $2.6 million, 9 months (2013 - $2.4 million, 3 months; $(13.7) million, 9 months)
(d) Net of tax of $1.0 million, 3 months; $4.8 million, 9 months (2013 - $3.9 million, 3 months; $5.0 million, 9 months)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
Net inflow (outflow) of cash related to the following activities:
Operating:
Earnings (loss) from continuing operations	$(4.3)	$46.6	$72.8	$(2,271.8)
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	233.8	184.3	645.5	622.1
Losses (gains) on sale of other assets - net	(5.5)	0.4	(6.0)	(0.2)
Impairment charges	-	-	-	2,433.1
Impairment of investments	0.6	4.2	0.6	237.3
Equity in losses (earnings) of associate and joint venture	2.3	-	4.3	3.1
Non-hedge derivative (gains) losses - net	1.1	(4.4)	4.7	(4.5)
Settlement of derivative instruments	-	-	-	0.2
Share-based compensation expense	6.0	8.1	20.2	26.2
Accretion expense	7.8	5.1	25.3	15.6
Deferred tax expense (recovery)	62.0	6.8	56.9	(178.1)
Foreign exchange (gains) losses and other	8.2	5.3	(45.0)	43.8
Changes in operating assets and liabilities:
Accounts receivable and other assets	(9.7)	(26.5)	(73.2)	(100.6)
Inventories	10.6	(76.1)	18.9	(118.8)
Accounts payable and accrued liabilities	42.6	53.2	94.9	145.8
Cash flow provided from operating activities	355.5	207.0	819.9	853.2
Income taxes paid	(51.0)	(69.3)	(141.0)	(243.8)
Net cash flow of continuing operations provided from operating activities	304.5	137.7	678.9	609.4
Net cash flow of discontinued operations used in operating activities	(1.5)	(8.6)	(5.9)	(18.3)
Investing:
Additions to property, plant and equipment	(153.5)	(300.8)	(442.4)	(931.3)
Net proceeds from (additions to) long-term investments and other assets	3.1	(37.1)	(46.1)	(80.4)
Net proceeds from the sale of property, plant and equipment	0.4	1.3	1.8	2.7
Disposals of short-term investments	-	-	-	349.8
Decrease (increase) in restricted cash	0.1	(0.4)	15.9	(1.3)
Interest received	0.8	1.9	3.3	6.1
Net cash flow of continuing operations used in investing activities	(149.1)	(335.1)	(467.5)	(654.4)
Net cash flow of discontinued operations used in investing activities	-	-	-	(14.3)
Financing:
Issuance of common shares on exercise of options	-	3.2	0.1	6.2
Proceeds from issuance of debt	132.3	-	874.5	-
Repayment of debt	(162.3)	(30.0)	(941.6)	(523.3)
Interest paid	(15.8)	(1.2)	(19.1)	(3.9)
Dividends paid to common shareholders	-	-	-	(91.3)
Settlement of derivative instruments	0.1	-	(2.0)	-
Other	(2.3)	-	(2.1)	(1.7)
Net cash flow of continuing operations used in financing activities	(48.0)	(28.0)	(90.2)	(614.0)
Net cash flow of discontinued operations used in financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(8.7)	3.0	(13.9)	(9.0)
Increase (decrease) in cash and cash equivalents	97.2	(231.0)	101.4	(700.6)
Cash and cash equivalents, beginning of period	738.7	1,163.1	734.5	1,632.7
Cash and cash equivalents, end of period	$835.9	$932.1	$835.9	$932.1

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013

Common share capital and common share purchase warrants
Balance at the beginning of the period	$14,751.6	$14,716.3	$14,737.1	$14,692.5
Common shares issued under employee share purchase plans	-	-	-	4.0
Transfer from contributed surplus on exercise of options and restricted shares	1.5	16.1	15.9	35.5
Options exercised, including cash	-	3.2	0.1	3.6
Expiry of warrants	(162.0)	-	(162.0)	-
Balance at the end of the period	$14,591.1	$14,735.6	$14,591.1	$14,735.6

Contributed surplus
Balance at the beginning of the period	$81.1	$87.3	$84.5	$89.9
Share-based compensation	6.0	8.1	19.4	24.9
Transfer of fair value of exercised options and restricted shares	(1.7)	(16.1)	(18.5)	(35.5)
Expiry of warrants, net of tax	146.5	-	146.5	-
Balance at the end of the period	$231.9	$79.3	$231.9	$79.3

Accumulated deficit
Balance at the beginning of the period	$(8,697.4)	$(8,070.9)	$(8,771.1)	$(4,937.1)
Dividends paid	-	-	-	(91.3)
Net earnings (loss) attributable to common shareholders	(5.1)	41.9	68.6	(3,000.6)
Balance at the end of the period	$(8,702.5)	$(8,029.0)	$(8,702.5)	$(8,029.0)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period	$0.7	$(46.2)	$(36.5)	$4.9
Other comprehensive income (loss)	(29.5)	17.8	7.7	(33.3)
Balance at the end of the period	$(28.8)	$(28.4)	$(28.8)	$(28.4)
Total accumulated deficit and accumulated other comprehensive income (loss)	$(8,731.3)	$(8,057.4)	$(8,731.3)	$(8,057.4)

Total common shareholders' equity	$6,091.7	$6,757.5	$6,091.7	$6,757.5

Non-controlling interest
Balance at the beginning of the period	$75.2	$76.6	$75.9	$75.5
Net earnings (loss) attributable to non-controlling interest	-	(0.3)	(0.7)	0.8
Balance at the end of the period	$75.2	$76.3	$75.2	$76.3

Total equity	$6,166.9	$6,833.8	$6,166.9	$6,833.8

The accompanying notes are an integral part of these interim condensed consolidated financial statements

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014 and 2013
(Unaudited and tabular amounts in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5.  Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.   Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.   The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended September 30, 2014 were authorized for issue in accordance with a resolution of the board of directors on November 5, 2014.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2013.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2013 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

3.	SIGNIFICANT ESTIMATES AND ASSUMPTIONS AND RECENT ACCOUNTING PRONOUNCEMENTS

Significant Judgments, Accounting Estimates and Assumptions

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments and estimates have been set out and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2013.

Recent Accounting Pronouncements

Revenue recognition

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). The standard replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets From Customers” and SIC 31 “Revenue – Barter Transactions Involving Advertising Services”.  IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers.  This standard is effective for annual periods beginning on or after January 1, 2017, and permits early adoption.  The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments”.  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption.  The Company is in the process of determining the impact of IFRS 9 on its consolidated financial statements.

4.	DISCONTINUED OPERATION

Fruta del Norte

On June 10, 2013, the Company announced that it would not proceed with further development of the Fruta del Norte (“FDN”) project in Ecuador as the government of Ecuador and Kinross were unable to agree on certain key economic and legal terms.

Kinross' decision to cease the development of FDN resulted in a charge of $720.0 million in the second quarter of 2013, of which $714.7 million reflected the Company's net carrying value of the FDN project, and $5.3 million represented severance and closure costs.

On October 21, 2014, Kinross announced that it entered into an agreement with Fortress Minerals Corp. (“Fortress”), a member of the Lundin Group of Companies, to sell all of its interest in Aurelian Resources Inc. and the FDN project in Ecuador for $240.0 million in cash and shares. Kinross will receive $100 million to $190 million in cash, depending on the net proceeds from Fortress' announced equity financing, of which affiliates of the Lundin Family Trust have committed up to $100 million. The balance of the purchase price will be paid in Fortress shares.

The transaction is expected to be completed by mid-December 2014, subject to certain conditions, including Fortress shareholder and stock exchange approval, the granting by the Ecuadorian Government of an 18 month extension period from transaction closing to provide time for Fortress to carry out additional project feasibility work and development negotiations, the approval by the Ecuadorian Attorney General of bilateral agreements between Kinross, Fortress and the Ecuadorian Government, and certain of their wholly-owned subsidiaries, and other customary conditions for a transaction of this nature.

Loss from FDN

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Results of discontinued operation
Revenues	$-	$-	$-	$-
Expenses	0.8	5.0	4.9	734.2
Loss before tax	(0.8)	(5.0)	(4.9)	(734.2)
Income tax (expense) recovery	-	-	-	6.2
Loss and other comprehensive loss from discontinued operation after tax	$(0.8)	$(5.0)	$(4.9)	$(728.0)
Loss per share from discontinued operation attributable to common shareholders
Basic	$(0.00)	$(0.00)	$(0.00)	$(0.64)
Diluted	$(0.00)	$(0.00)	$(0.00)	$(0.64)

Cash flows from FDN

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Cash flows of discontinued operation:
Net cash flow used in operating activities	$(1.5)	$(8.6)	$(5.9)	$(18.3)
Net cash flow used in investing activities	-	-	-	(14.3)
Net cash flow used in financing activities	-	-	-	-
Net cash flow of discontinued operation	$(1.5)	$(8.6)	$(5.9)	$(32.6)

5.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Cash and cash equivalents:

	September 30,	December 31,
	2014	2013
Cash on hand and balances with banks	$421.2	$420.2
Short-term deposits	414.7	314.3
	$835.9	$734.5

       Restricted cash:

	September 30,	December 31,
	2014	2013
Restricted cash (a)	$43.1	$59.0
(a)   Restricted cash relates to restricted payments for the Kupol loan (see Note 10 (iii)), loan escrow judicial deposits and letters of guarantee for default protection and environmental indemnity related to Chirano and certain other sites.

ii.	Accounts receivable and other assets:

	September 30,	December 31,
	2014	2013
Trade receivables	$6.4	$8.2
Taxes recoverable	77.5	81.3
Prepaid expenses	26.2	17.9
VAT receivable	81.9	90.8
Deposits	142.2	49.7
Other	31.6	36.4
	$365.8	$284.3

iii.	Inventories:

	September 30,	December 31,
	2014	2013
Ore in stockpiles (a)	$320.2	$331.9
Ore on leach pads (b)	413.1	380.3
In-process	71.6	95.4
Finished metal	54.6	83.3
Materials and supplies	765.5	797.6
	1,625.0	1,688.5
Provision for impairment of inventory (c)	(133.7)	(170.7)
	1,491.3	1,517.8
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(233.1)	(194.9)
	$1,258.2	$1,322.9
 (a)   Ore in stockpiles relates to the Company’s operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the interim condensed consolidated balance sheet. See deferred charges and other long-term assets, Note 5 vii.
 (b)   Ore on leach pads relates to the Company's Maricunga, Tasiast, Fort Knox, and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2019, Tasiast in 2019, Fort Knox in 2020, and 50% owned Round Mountain in 2018. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the interim condensed consolidated balance sheet. See deferred charges and other long-term assets, Note 5 vii.
 (c)   Provision for impairment of inventory relates to impairment charges recorded within cost of sales in 2013 to reduce the carrying value of inventory to its net realizable value. See Note 6(ii).

iv.	Property, plant and equipment:

		Mineral Interests (b)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2014	$6,699.3	$8,172.3	$177.4	$15,049.0
Additions	229.2	142.2	-	371.4
Acquisitions	-	-	-	-
Capitalized interest	21.2	28.0	-	49.2
Disposals	(8.5)	(0.1)	-	(8.6)
Other	3.3	(1.4)	-	1.9
Balance at September 30, 2014	6,944.5	8,341.0	177.4	15,462.9

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2014	$(3,589.9)	$(4,876.4)	$-	$(8,466.3)
Depreciation, depletion and amortization	(288.6)	(343.2)	-	(631.8)
Disposals	6.6	-	-	6.6
Other	(3.0)	0.5	-	(2.5)
Balance at September 30, 2014	(3,874.9)	(5,219.1)	-	(9,094.0)

Net book value	$3,069.6	$3,121.9	$177.4	$6,368.9

Amount included above as at September 30, 2014:
Assets under construction	$559.0	$122.8	$-	$681.8
Assets not being depreciated (a)	$762.3	$728.6	$177.4	$1,668.3

 (a)   Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.
 (b)   At September 30, 2014, the significant development and operating properties include Fort Knox, Round Mountain, Paracatu,  Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

		Mineral Interests(b)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2013	$5,720.9	$7,810.3	$177.6	$13,708.8
Additions	980.0	299.0	-	1,279.0
Acquisitions	-	-	-	-
Capitalized interest	58.2	24.4	-	82.6
Disposals	(27.9)	-	-	(27.9)
Other	(31.9)	38.6	(0.2)	6.5
Balance at December 31, 2013	6,699.3	8,172.3	177.4	15,049.0

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2013	$(1,897.4)	$(2,843.3)	$-	$(4,740.7)
Depreciation, depletion and amortization	(416.7)	(444.0)	-	(860.7)
Impairment charge (c)	(1,231.5)	(1,652.1)	-	(2,883.6)
Disposals	20.2	-	-	20.2
Other	(64.5)	63.0	-	(1.5)
Balance at December 31, 2013	(3,589.9)	(4,876.4)	-	(8,466.3)

Net book value	$3,109.4	$3,295.9	$177.4	$6,582.7

Amount included above as at December 31, 2013:
Assets under construction	$581.9	$132.4	$-	$714.3
Assets not being depreciated (a)	$751.3	$2,143.9	$177.4	$3,072.6

 (a)   Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.
 (b)   At December 31, 2013, the significant development and operating properties included Fort Knox, Round Mountain, Paracatu, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.
 (c)   During 2013, impairment charges were recorded against property, plant and equipment at Fruta del Norte (see Note 4), Round Mountain, Maricunga, Tasiast and Lobo-Marte.

Property, plant and equipment with a carrying amount of $144.7 million (December 31, 2013 - $154.7 million) are pledged as security as part of the Kupol loan. See Note 10 (iii).

Capitalized interest primarily relates to capital expenditures at Fort Knox, Round Mountain, Paracatu, Kupol, Chirano and Tasiast and had a weighted average borrowing rate of 1.2% and 3.4% during the three and nine months ended September 30, 2014, respectively (three and nine months ended September 30, 2013 – 0.9% and 3.0%, respectively).

At September 30, 2014, $660.5 million of exploration and evaluation (“E&E”) assets were included in mineral interests (December 31, 2013 - $660.5 million).  During the nine months ended September 30, 2014, the Company acquired $nil of E&E assets, capitalized $nil in E&E costs and transferred $nil from E&E assets to capitalized development.
During the three and nine months ended September 30, 2014, the Company expensed $3.7 million and $6.2 million, respectively (three and nine months ended September 30, 2013 – $5.5 million and $10.6 million, respectively), of E&E expenditures.  The Company recognized property, plant and equipment impairment charges related to E&E assets for the three and nine months ended September 30, 2014 of $nil (three and nine months ended September 30, 2013 - $nil and $80.6 million).
The Company had cash expenditures for E&E included in operating cash flows for the three and nine months ended September 30, 2014 of $3.7 million and $6.2 million, respectively (three and nine months ended September 30, 2013 – $5.5 million and $10.6 million, respectively), and investing cash flows for the three and nine months ended September 30, 2014 of $nil (three and nine months ended September 30, 2013 – $nil).

v.	Goodwill:

The goodwill allocated to the Company's cash generating units (“CGUs”) and included in the respective operating segment assets is shown in the table below:

	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Tasiast	Chirano	Other Operations (b)	Total

Cost
Balance at January 1, 2014	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5
Acquisitions	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at September 30, 2014	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5

Accumulated impairment
Balance at January 1, 2014	$(145.9)	$(164.9)	$(65.9)	$-	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,254.5)
Impairment loss	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at September 30, 2014	$(145.9)	$(164.9)	$(65.9)	$-	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,254.5)

Carrying amount at September 30, 2014	$-	$-	$124.4	$20.9	$158.8	$-	$-	$-	$3.9	$308.0

	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Tasiast	Chirano	Other Operations (b)	Total

Cost
Balance at January 1, 2013	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5
Acquisitions	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2013	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5

Accumulated impairment
Balance at January 1, 2013	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(4,620.4)	$(558.8)	$(105.5)	$(6,425.8)
Impairment loss (a)	(58.7)	(65.5)	-	-	-	(175.9)	-	(359.8)	(168.8)	(828.7)
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2013	$(145.9)	$(164.9)	$(65.9)	$-	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,254.5)

Carrying amount at December 31, 2013	$-	$-	$124.4	$20.9	$158.8	$-	$-	$-	$3.9	$308.0
 (a)   At June 30, 2013, it was determined that the carrying amounts of Round Mountain, Paracatu, Maricunga and Chirano exceeded their recoverable amounts. At December 31, 2013, as part of the annual impairment test for goodwill, it was determined that the carrying amount of Quebrada Seca exceeded its recoverable amount.
 (b)   At September 30, 2014 and December 31, 2013, other operations include goodwill related to Jiboia.

vi.	Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale are recorded in accumulated other comprehensive income (“AOCI”) as follows:
	September 30, 2014		December 31, 2013
	Fair value	Gains (losses) in AOCI	Fair value	Gains (losses) in AOCI
Investments in an unrealized gain position	$13.8	$1.4	$17.6	$1.6
Investments in an unrealized loss position	4.2	$(1.9)	2.8	(2.2)
	$18.0	$(0.5)	$20.4	$(0.6)

vii.	Deferred charges and other long-term assets:

	September 30,	December 31,
	2014	2013
Long-term portion of ore in stockpiles and ore on leach pads (a)	$233.1	$194.9
Deferred charges, net of amortization	9.6	8.5
Long-term receivables	216.9	209.4
Advances for the purchase of capital equipment	5.4	46.8
Other	39.8	30.9
	$504.8	$490.5
 (a)   Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months.  At September 30, 2014 and December 31, 2013, long-term ore in stockpiles is at the Company’s Fort Knox, Kupol, Tasiast, Maricunga and Paracatu mines and long-term ore on leach pads is at the Company’s Fort  Knox and Tasiast mines.

viii.	Accounts payable and accrued liabilities:

	September 30,	December 31,
	2014	2013
Trade payables	$82.6	$118.3
Accrued liabilities	242.4	307.3
Employee related accrued liabilities	102.0	118.9
	$427.0	$544.5

ix.	Accumulated other comprehensive income (loss):

	Long-term Investments (a)	Derivative Contracts (b)	Total
Balance at December 31, 2012	$7.2	$(2.3)	$4.9
Other comprehensive loss before tax	(9.0)	(43.8)	(52.8)
Tax	1.2	10.2	11.4
Balance at December 31, 2013	$(0.6)	$(35.9)	$(36.5)
Other comprehensive income before tax	0.1	15.0	15.1
Tax	-	(7.4)	(7.4)
Balance at September 30, 2014	$(0.5)	$(28.3)	$(28.8)
 (a)   Balance at December 31, 2012 net of tax of $(1.9) million
 (b)   Balance at December 31, 2012 net of tax of $5.8 million

Interim Condensed Consolidated Statements of Operations

x.	Other income (expense) - net:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Gains (losses) on sale of other assets - net	$5.5	$(0.4)	$6.0	$0.2
Impairment of investments (a)	(0.6)	(4.2)	(0.6)	(237.3)
Foreign exchange gains (losses)	(10.6)	6.2	(20.2)	(15.1)
Net non-hedge derivative gains (losses)	(1.1)	4.4	(4.7)	4.5
Other	1.9	-	7.3	2.0
	$(4.9)	$6.0	$(12.2)	$(245.7)
 (a)   During the three and nine months ended September 30, 2013, the Company recognized an impairment charge of $nil and $219.0 million, respectively, related to its investment in Cerro Casale as a result of the impairment assessment disclosed in Note 6. The Company also recognized impairment losses on certain of its available-for-sale investments during the three and nine months ended September 30, 2014 and 2013.

xi.	Equity in earnings (losses) of associate and joint venture:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Cerro Casale(a)	$(1.9)	$(0.2)	$(4.0)	$(3.0)
Puren (a)	(0.4)	0.2	(0.3)	(0.1)
	$(2.3)	$-	$(4.3)	$(3.1)
 (a)   Represents Kinross’ share of the net earnings (loss) and other comprehensive income (loss).
xii.	Finance expense:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Accretion on reclamation and remediation obligation	$(7.0)	$(4.3)	$(21.1)	$(13.2)
Interest expense, including accretion on debt (a)	(12.9)	(3.9)	(31.5)	(12.7)
	$(19.9)	$(8.2)	$(52.6)	$(25.9)
 (a)   During the three and nine months ended September 30, 2014, $14.4 million and $49.2 million, respectively (three and nine months ended September 30, 2013, $18.6 million and $64.1 million, respectively), of interest was capitalized to property, plant and equipment. See Note 5 iv.
Total interest paid, including interest capitalized, during the three and nine months ended September 30, 2014 was $44.6 million and $79.6 million, respectively (three and nine months ended September 30, 2013 - $32.0 million and $74.3 million, respectively).

6.	IMPAIRMENT

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Goodwill (i)	$-	$-	$-	$659.9
Property, plant and equipment (i)	-	-	-	1,738.1
Inventory (ii)	-	-	-	35.1
	$-	$-	$-	$2,433.1

(i)	Goodwill and property, plant and equipment

As at June 30, 2013, the Company identified the decline in metal prices and the deferral of potential construction at Tasiast as indicators of potential impairment, and performed an impairment assessment to determine the recoverable amount of its CGUs using updated assumptions and estimates at that time.  The forecasted production output and capital expenditures included in the life of mine (“LOM”) plans for all CGUs remained unchanged from the 2012 year-end impairment assessment with the exception of Tasiast, which was based on a 38,000 tonne per day mill, adjusted for the deferral in potential construction and production.

The following table summarizes the impairment charges related to goodwill and property, plant and equipment by CGU recognized as at June 30, 2013:

CGU	Goodwill	Property, plant and equipment	Total
Round Mountain	$58.7	$118.7	$177.4
Paracatu	65.5	-	65.5
Maricunga	175.9	27.4	203.3
Tasiast	-	1,409.2	1,409.2
Chirano	359.8	-	359.8
Lobo-Marte	-	182.8	182.8
Total	$659.9	$1,738.1	$2,398.0

The impairment charges were recorded within cost of sales in the interim condensed consolidated statement of operations.  As a result of the impairment charges related to property, plant and equipment at Round Mountain, Maricunga and Tasiast CGUs, a tax recovery of $108.7 million was recorded within tax expense.  These non-cash impairment charges were primarily due to the reduction in the Company’s estimates of future metal prices.  The Tasiast impairment charge was also impacted by the deferral of potential construction and production.

As a result of the impairment assessment at June 30, 2013, the Company also recognized an impairment charge related to its investment in Cerro Casale of $219.0 million, which was recorded in other income (expense).

No impairment charges related to goodwill or property, plant and equipment were recorded in the three and nine months ended September 30, 2014.
(ii)	Inventory

As at June 30, 2013 an impairment charge of $35.1 million was recorded within cost of sales to reduce the carrying value of inventory to its net realizable value.  No impairment charges related to inventory were recorded in the three and nine months ended September 30, 2014.

7.	INVESTMENTS IN ASSOCIATE AND JOINT VENTURE

The investments in associate and joint venture are accounted for under the equity method and had the following carrying values:
	September 30,	December 31,
	2014	2013
Cerro Casale	$296.5	$297.7
Puren	17.2	17.5
	$313.7	$315.2

There are no publicly quoted market prices for Cerro Casale and Puren.

8.	FAIR VALUE MEASUREMENT

(a)	Recurring fair value measurement:

Carrying values for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts, except as noted below, are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
Assets (liabilities) measured at fair value on a recurring basis as at September 30, 2014 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Available-for-sale investments	$18.0	$-	$-	$18.0
Derivative contracts:
Interest rate swaps	-	(1.0)	-	(1.0)
Foreign currency forward contracts	-	(35.4)	-	(35.4)
Energy swap contracts	-	(0.3)	-	(0.3)
Total return swap contracts	-	(0.7)	-	(0.7)
	$18.0	$(37.4)	$-	$(19.4)

During the three and nine months ended September 30, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

Available-for-sale investments:

The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

The following table summarizes information about derivative contracts outstanding at September 30, 2014 and December 31, 2013:

	September 30, 2014		December 31, 2013
	Asset / (Liability)	AOCI	Asset / (Liability)	AOCI
	Fair Value		Fair Value
Interest rate contracts
Interest rate swaps (a) (i)	$(1.0)	$(1.2)	$(2.9)	$(2.9)

Currency contracts
Foreign currency forward contracts (b)	(35.4)	(26.6)	(48.9)	(34.1)

Commodity contracts
Energy swap contracts (c)	(0.3)	(0.5)	2.7	1.1

Other contracts
Total return swap contracts	(0.7)	-	(0.5)	-

Total all contracts	$(37.4)	$(28.3)	$(49.6)	$(35.9)

Unrealized fair value of derivative assets
Current	0.2		5.1
Non-current	-		0.6
	$0.2		$5.7
Unrealized fair value of derivative liabilities
Current	(32.7)		(41.3)
Non-current	(4.9)		(14.0)
	$(37.6)		$(55.3)

Total net fair value	$(37.4)		$(49.6)
 (a)   Of the total amount recorded in AOCI at September 30, 2014, $(1.2) million will be reclassified to net earnings within the next 12 months.
 (b)   Of the total amount recorded in AOCI at September 30, 2014, $(22.8) million will be reclassified to net earnings within the next 12 months as a result of  settling the contracts.
 (c)   Of the total amount recorded in AOCI at September 30, 2014, $(0.5) million will be reclassified to net earnings within the next 12 months as a result of  settling the contracts.

(i)	Interest rate swaps

When the floating rate term loan was originally arranged in August 2012 (see Note 10(i)), the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps continue to hedge 80% of the remaining underlying floating rate term loan.

(b)	Fair value of financial assets and liabilities not measured and recognized at fair value:

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 10.

9.	CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates.  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

Capital management

The Company’s objectives when managing capital are to:

•     Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;
•     Ensure the Company has the capital and capacity to support a long-term growth strategy;
•     Provide investors with a superior rate of return on their invested capital;
•     Ensure compliance with all bank covenant ratios; and
•     Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan.  Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets.  Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements.

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements and its total debt to total debt and common shareholders’ equity ratio as noted in the table below:

	September 30,	December 31,
	2014	2013
Long-term debt	$1,997.1	$2,059.6
Current portion of long-term debt	60.0	60.0
Total debt	2,057.1	2,119.6
Common shareholders' equity	6,091.7	6,014.0
Total debt / total debt and common shareholders' equity ratio	25.2%	26.1%
Company target	0 – 30%	0 – 30%

10.	LONG-TERM DEBT AND CREDIT FACILITIES

			September 30, 2014				December 31, 2013
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value (b)	Carrying Amount (a)	Fair Value (b)

Corporate term loan facility	(i)	Variable	$500.0	$(2.1)	$497.9	$497.9	$996.0	$996.0
Senior notes	(ii)	3.625%-6.875%	1,493.1	(13.0)	1,480.1	1,519.9	985.4	965.9
Kupol loan	(iii)	Variable	80.0	(0.9)	79.1	79.1	138.2	138.2
			2,073.1	(16.0)	2,057.1	2,096.9	2,119.6	2,100.1
Less: current portion			(60.0)	-	(60.0)	(60.0)	(60.0)	(60.0)
Long-term debt			$2,013.1	$(16.0)	$1,997.1	$2,036.9	$2,059.6	$2,040.1
 (a)   Includes transaction costs on debt financings.
 (b)   The fair value of debt is primarily determined using quoted market prices. See Note 8 (b).

(i)	Corporate revolving credit and term loan facilities

In August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million.  The facility was set to mature on August 10, 2015, with the full amount having been drawn on August 22, 2012.  Also, in August 2012, under the same agreement, the Company amended the revolving credit facility increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant.  The revolving credit facility’s term was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to mature on August 10, 2017 from August 10, 2015.

On March 10, 2014, the Company repaid $500.0 million of the term loan, leaving a balance of $500.0 million outstanding. On July 28, 2014, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2018 and August 10, 2019, respectively.  As at September 30, 2014, the Company had utilized $32.1 million (December 31, 2013 – $31.9 million) of the amended revolving credit facility.  The amount utilized was entirely for letters of credit.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at September 30, 2014, interest charges and fees, are as follows:

Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.65%
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  Accordingly, the interest rate swaps only hedged the term loan’s interest rate exposure until the original maturity of August 2015.  Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps continue to hedge 80% of the remaining underlying floating rate term loan.

Based on the Company’s credit rating at September 30, 2014, the fixed rate on the hedged portion of the term loan is 2.14%.

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  The significant financial covenant is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with this covenant at September 30, 2014.

(ii)	Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041.  Kinross received net proceeds of $980.9 million from the offering, after discount and payment of fees and expenses related to the offering.

On March 6, 2014, the Company completed a $500.0 million offering of debt securities consisting of 5.950% senior notes due 2024.  Kinross received net proceeds of $492.9 million from the offering, after discount and payment of fees and expenses related to the offering.

The senior notes referred to above (collectively, the “notes”) pay interest semi-annually.   Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months of maturity of the notes due in 2021 and 2024 and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.   In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

(iii)	Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million commenced in March 2013 and will continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Property, plant and equipment with a carrying amount of $144.7 million (December 31, 2013 - $154.7 million) are pledged as security as part of the Kupol loan.

As at September 30, 2014, cash of $34.0 million (December 31, 2013 - $34.0 million) was restricted for payments related to this loan.

(iv)	Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with Export Development Canada from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015.  On July 17, 2014, the Company further amended this facility to increase the amount from $200.0 million to $250.0 million. Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at September 30, 2014, $194.4 million (December 31, 2013 - $164.1 million) was utilized under this facility.

In addition, at September 30, 2014, the Company had $41.0 million (December 31, 2013 - $42.0 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at September 30, 2014 and December 31, 2013, $nil was outstanding under such borrowings.

11.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2014	$664.1	$59.9	$724.0
Additions	-	15.9	15.9
Reductions	-	(22.7)	(22.7)
Reclamation spending	(10.3)	-	(10.3)
Accretion	21.1	-	21.1
Reclamation expenses	-	-	-
Balance at September 30, 2014	$674.9	$53.1	$728.0

Current portion	12.5	11.7	24.2
Non-current portion	662.4	41.4	703.8
	$674.9	$53.1	$728.0

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at September 30, 2014, letters of credit totaling $230.9 million (December 31, 2013 – $200.5 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with Export Development Canada, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities.

12.	COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the nine months ended September 30, 2014 and year ended December 31, 2013 is as follows:

	Nine months ended September 30, 2014		Year ended December 31, 2013
	Number of shares	Amount ($)	Number of shares	Amount ($)
	(000's)		(000's)
Common shares
Balance at January 1,	1,143,428	$14,575.1	1,140,132	$14,530.5
Under employee share purchase plan	-	-	621	4.0
Under share option and restricted share plans	1,047	15.4	1,710	22.9
Under Red Back options	36	0.6	965	17.7
Balance at end of period	1,144,511	$14,591.1	1,143,428	$14,575.1

Common share purchase warrants
Balance at January 1,	25,759	$162.0	45,454	$162.0
Conversion of warrants	-	-	-	-
Expiry of warrants	(25,759)	(162.0)	(19,695)	-
Balance at end of period	-	$-	25,759	$162.0
Total common share capital and common share purchase warrants		$14,591.1		$14,737.1

i.	Dividends on common shares

No dividends were paid during the three and nine months ended September 30, 2014. There were no dividends declared but unpaid at September 30, 2014.

ii.	Common share purchase warrants

The following table summarizes information about the common share purchase warrants outstanding at September 30, 2014:

	Share equivalents of warrants (000's)	Weighted average exercise price ($/warrant)
Balance at January 1, 2014	25,759	$21.30
Issued	-	-
Exercised	-	-
Expired	(25,759)	21.30
Balance at September 30, 2014	-	$-

These U.S. dollar denominated common share purchase warrants expired on September 17, 2014.

13.	SHARE-BASED PAYMENTS

i.	Share option plan

The following table summarizes information about the share options outstanding and exercisable at September 30, 2014:

	Nine months ended September 30, 2014
	Number of options (000's)	Weighted average exercise price (CDN$)
Outstanding at January 1, 2014	14,342	$12.09
Granted	3,295	5.82
Exercised	(36)	3.76
Forfeited	(518)	12.63
Expired	(846)	22.30
Outstanding at end of period	16,237	$10.29
Exercisable at end of period	9,942	$12.35

For the nine months ended September 30, 2014, the weighted average share price at the date of exercise was CDN$5.48.

The following weighted average assumptions were used in computing the fair value of share options using the Black-Scholes option pricing model granted during the nine months ended September 30, 2014:

2014

Weighted average share price (CDN$)	$5.82
Expected dividend yield	0.0%
Expected volatility	39.9%
Risk-free interest rate	1.6%
Estimated forfeiture rate	3.0%
Expected option life (in years)	4.5
Weighted average fair value per share option granted (CDN$)	$2.05

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

ii.	Restricted share plan

(a)   Restricted share units (“RSUs”)

The following table summarizes information about the RSUs outstanding at September 30, 2014:

	Nine months ended September 30, 2014
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2014	4,626	$9.08
Granted	4,121	5.65
Reinvested	-	-
Redeemed	(1,791)	10.25
Forfeited	(434)	7.67
Outstanding at end of period	6,522	$6.69

(b)   Restricted performance share units (“RPSUs”)

The following table summarizes information about the RPSUs outstanding at September 30, 2014:

	Nine months ended September 30, 2014
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2014	1,390	$9.60
Granted	1,517	5.39
Reinvested	-	-
Redeemed	(97)	14.51
Forfeited	(177)	9.82
Outstanding at end of period	2,633	$6.98

iii.	Deferred share unit (“DSU”) plan

The number of DSUs granted by the Company and the weighted average fair value per unit issued for the nine months ended September 30, 2014 are as follows:

Nine months ended September 30,
2014
DSUs granted (000's)	341
Weighted average grant-date fair value (CDN$/ unit)	$4.20

There were 1,116,835 DSUs outstanding, for which the Company had recognized a liability of $3.7 million, as at September 30, 2014 (December 31, 2013 - $3.5 million).

iv.	Employee share purchase plan

No shares were issued by the Company under the employee share purchase plan for the nine months ended September 30, 2014.

14.	EARNINGS (LOSS) PER SHARE

Basic and diluted net earnings (loss) from continuing operations attributable to common shareholders of Kinross for the three and nine months ended September 30, 2014 was $(4.3) million and $73.5 million, respectively (three and nine months ended September 30, 2013 - $46.9 million and $(2,272.6) million, respectively). Basic and diluted net earnings (loss) attributable to common shareholders of Kinross for the three and nine months ended September 30, 2014 was $(5.1) million and $68.6 million, respectively (three and nine months ended September 30, 2013 - $41.9 million and $(3,000.6) million, respectively).

(Number of common shares in thousands)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Basic weighted average shares outstanding:	1,144,451	1,142,735	1,144,207	1,141,692
Weighted average shares dilution adjustments:
Share options (a)	-	148	10	-
Restricted shares	-	4,973	6,252	-
Restricted performance shares	-	1,496	2,450	-
Diluted weighted average shares outstanding	1,144,451	1,149,352	1,152,919	1,141,692

Weighted average shares dilution adjustments - exclusions: (b)
Share options	16,281	14,140	16,735	15,125
Restricted shares	6,654	-	-	4,967
Restricted performance shares	2,667	-	-	1,388
Common share purchase warrants	22,119	39,611	24,532	43,499
Convertible senior notes	-	-	-	19,598
 (a)   Dilutive stock options were determined using the Company’s average share price for the period. For the three and nine months ended September 30, 2014, the average share price used was $3.93 and $4.26, respectively (three and nine months ended September 30, 2013: $5.29 and $6.43, respectively).
 (b)   These adjustments were excluded, as they are anti-dilutive.

15.	INCOME TAX EXPENSE

During the third quarter of 2014, Chile enacted a number of income tax reforms, including corporate income tax rate changes that take effect during the period 2014 through 2018, and elimination of the carryback of losses.  As a result, a $35.8 million tax expense has been recorded during the three and nine months ended September 30, 2014, to reflect a re-measurement of deferred tax assets.

16.	SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviewed various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment consists of an individual mining property managed by a single general manager and management team. Certain properties that are in development or have not reached commercial production levels are considered reportable segments because they have reached quantitative thresholds. These have been identified as non-operating segments. Finance income, finance expense, other income (expense) - net, and equity in earnings (losses) of associate and joint venture are managed on a consolidated basis and are not allocated to operating segments.

Non-mining and other operations are reported in Corporate and other.

On June 10, 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador. Kinross' decision to cease the development of FDN resulted in an impairment charge of $720.0 million in the second quarter of 2013. As a result, FDN is no longer a reportable segment, and is considered a discontinued operation. See Note 4.

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments								Non-operating segments (a)
Three months ended September 30, 2014:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$138.6	58.0	171.8	87.9	272.0	43.5	79.8	94.1	-	$945.7
Cost of sales
Production cost of sales	88.5	35.9	105.7	60.3	106.6	22.6	61.0	39.5	-	520.1
Depreciation, depletion and amortization	31.8	5.6	41.1	6.7	75.0	14.1	15.9	41.0	2.6	233.8
Total cost of sales	120.3	41.5	146.8	67.0	181.6	36.7	76.9	80.5	2.6	753.9
Gross profit (loss)	$18.3	16.5	25.0	20.9	90.4	6.8	2.9	13.6	(2.6)	$191.8
Other operating expense	-	-	1.6	0.5	-	-	5.5	1.6	4.0	13.2
Exploration and business development	0.6	-	-	-	5.9	1.4	5.0	2.7	12.2	27.8
General and administrative	-	-	-	-	2.9	-	-	-	35.3	38.2
Operating earnings (loss)	$17.7	16.5	23.4	20.4	81.6	5.4	(7.6)	9.3	(54.1)	$112.6
Other income (expense) - net										(4.9)
Equity in earnings (losses) of associate and joint venture										(2.3)
Finance income										2.5
Finance expense										(19.9)
Earnings from continuing operations before tax										$88.0
Loss from discontinued operations before tax (d)										$(0.8)

	Operating segments								Non-operating segments(a)
Three months ended September 30, 2013:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$160.7	53.7	185.7	50.5	161.5	46.5	64.6	91.9	61.2	$876.3
Cost of sales
Production cost of sales	66.5	32.5	108.1	51.7	62.2	21.0	57.4	53.1	34.3	486.8
Depreciation, depletion and amortization	30.0	2.8	27.6	11.7	20.7	14.8	11.7	37.2	27.8	184.3
Impairment charges	-	-	-	-	-	-	-	-	-	-
Total cost of sales	96.5	35.3	135.7	63.4	82.9	35.8	69.1	90.3	62.1	671.1
Gross profit (loss)	$64.2	18.4	50.0	(12.9)	78.6	10.7	(4.5)	1.6	(0.9)	$205.2
Other operating expense (income)	-	-	0.7	(0.3)	-	-	15.0	4.7	1.5	21.6
Exploration and business development	2.0	0.1	-	(0.6)	5.4	2.5	4.8	2.0	22.9	39.1
General and administrative	-	-	-	-	2.2	-	-	-	40.4	42.6
Operating earnings (loss)	$62.2	18.3	49.3	(12.0)	71.0	8.2	(24.3)	(5.1)	(65.7)	$101.9
Other income (expense) – net										6.0
Equity in earnings (losses) of associate and joint venture										-
Finance income										1.7
Finance expense										(8.2)
Earnings (loss) from continuing operations before tax										$101.4
Loss from discontinued operations before tax (d)										$(5.0)

	Operating segments								Non-operating segments (a)
Nine months ended September 30, 2014:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$395.9	166.6	491.3	243.9	731.5	126.3	249.9	267.8	1.8	$2,675.0
Cost of sales
Production cost of sales	224.4	110.1	320.4	175.1	287.9	63.9	195.0	123.5	1.7	1,502.0
Depreciation, depletion and amortization	91.0	15.2	115.5	22.8	190.1	39.4	46.9	117.0	7.6	645.5
Total cost of sales	315.4	125.3	435.9	197.9	478.0	103.3	241.9	240.5	9.3	2,147.5
Gross profit (loss)	$80.5	41.3	55.4	46.0	253.5	23.0	8.0	27.3	(7.5)	$527.5
Other operating expense	-	-	3.3	4.2	-	1.4	11.1	6.0	20.2	46.2
Exploration and business development	3.7	0.1	-	-	11.9	2.6	13.3	9.5	38.4	79.5
General and administrative	-	-	-	-	9.8	-	-	-	117.8	127.6
Operating earnings (loss)	$76.8	41.2	52.1	41.8	231.8	19.0	(16.4)	11.8	(183.9)	$274.2
Other income (expense) - net										(12.2)
Equity in earnings (losses) of associate and joint venture										(4.3)
Finance income										8.3
Finance expense										(52.6)
Earnings from continuing operations before tax										$213.4
Loss from discontinued operations before tax (d)										$(4.9)

	Operating segments								Non-operating segments (a)
Nine months ended September 30, 2013:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$493.6	176.4	548.2	216.5	525.7	175.3	262.3	287.9	216.5	$2,902.4
Cost of sales
Production cost of sales	189.3	98.7	311.4	170.8	193.0	64.1	184.2	153.9	110.6	1,476.0
Depreciation, depletion and amortization	82.5	17.0	80.0	55.0	63.5	50.0	73.4	102.7	98.0	622.1
Impairment charges	-	177.4	65.5	203.3	-	-	1,441.0	359.8	186.1	2,433.1
Total cost of sales	271.8	293.1	456.9	429.1	256.5	114.1	1,698.6	616.4	394.7	4,531.2
Gross profit (loss)	$221.8	(116.7)	91.3	(212.6)	269.2	61.2	(1,436.3)	(328.5)	(178.2)	$(1,628.8)
Other operating expense (income)	-	-	1.9	(0.3)	-	(0.2)	38.5	7.2	7.9	55.0
Exploration and business development	3.6	0.2	-	-	17.5	8.1	23.3	8.2	59.9	120.8
General and administrative	-	-	-	-	9.4	-	-	-	115.1	124.5
Operating earnings (loss)	$218.2	(116.9)	89.4	(212.3)	242.3	53.3	(1,498.1)	(343.9)	(361.1)	$(1,929.1)
Other income (expense) - net										(245.7)
Equity in earnings (losses) of associate and joint venture										(3.1)
Finance income										6.0
Finance expense										(25.9)
Earnings (loss) from continuing operations before tax										$(2,197.8)
Loss from discontinued operations before tax (d)										$(734.2)

	Operating segments								Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Discontinued Operation (d)	Total
Property, plant and equipment at:
September 30, 2014	$472.0	175.6	1,801.2	146.9	1,049.5	19.8	1,122.3	1,020.5	561.1	-	$6,368.9

Total assets at:
September 30, 2014	$685.0	233.8	2,104.2	385.2	2,137.9	69.1	1,785.3	1,235.7	1,473.4	1.6	$10,111.2

Capital expenditures for three months ended September 30, 2014 (c)	$13.1	11.0	27.1	6.1	21.6	1.9	39.7	10.8	11.3	-	$142.6

Capital expenditures for nine months ended September 30, 2014 (c)	$69.6	26.7	52.1	26.9	74.5	4.7	91.6	53.5	21.0	-	$420.6

	Operating segments								Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Discontinued Operation (d)	Total
Property, plant and equipment at:
December 31, 2013	$486.0	164.8	1,863.3	135.8	1,163.0	54.4	1,082.1	1,085.0	548.3	-	$6,582.7

Total assets at:
December 31, 2013	$721.9	230.2	2,113.6	342.0	2,262.1	102.8	1,669.2	1,251.6	1,591.4	1.9	$10,286.7

Capital expenditures for three months ended September 30, 2013(c)	$28.2	14.9	46.1	5.0	29.6	2.9	262.2	19.6	3.0	-	$411.5

Capital expenditures for nine months ended September 30, 2013 (c)	$108.0	38.8	79.0	31.4	83.7	5.2	630.2	82.0	15.9	14.3	$1,088.5

 (a)   Non-operating segments include development properties.
 (b)   Includes corporate, Cerro Casale, shutdown and other non-operating assets (including La Coipa, Lobo-Marte and White Gold). As of January 1, 2014, La Coipa was reclassified into the corporate and other segment.  The comparative figures have been reclassified to conform to the September 30, 2014 segment presentation.
 (c)   Segmented capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the interim condensed consolidated statement of cash flows are presented on a cash basis.
 (d)   On June 10, 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador. See Note 4.

17.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.

ii.	Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Cerro Casale contingency

The Company is obligated to pay $20 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects.  On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff.  Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the defendants inflated Kinross’ share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’ schedule for developing the Tasiast mine.  The defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012.  On March 22, 2013, the Court issued an order (the “Order”) granting in part and denying in part the defendants’ motion to dismiss the Amended U.S. Complaint.  The Order granted the defendants’ motion to dismiss with respect to all claims based on (a) Kinross’ disclosures about its due diligence for the Red Back acquisition, and (b) Kinross’ disclosures before August 10, 2011 about the Tasiast development schedule.  The Order denied the defendants’ motion to dismiss City of Austin’s allegations that the defendants made misleading statements about the Tasiast development schedule between August 10, 2011 and January 17, 2012.  On April 5, 2013, the defendants filed a motion asking the Court to reconsider the portions of the Order allowing the City of Austin’s claims to proceed.  On April 8, 2013, the Court (i) directed the City of Austin to respond to the defendants’ motion for reconsideration by April 19, 2013, and (ii) stated that it will wait until after its ruling on defendants’ motion for reconsideration before entering a case management schedule governing any future proceedings in the lawsuit.  The City of Austin filed a response on April 19, 2013 and the defendants filed a reply on May 1, 2013.  On June 6, 2013 the Court issued an opinion and order denying the defendants’ motion for reconsideration.  On July 8, 2013 the defendants filed their answer to the Amended U.S. Complaint.  The parties have completed the initial fact discovery phase of litigation, which included the production of information and documents and the oral depositions of witnesses.  The parties have completed the submission of written arguments and supporting expert reports in respect of the plaintiffs’ Application for Class Certification, which is expected to be heard and decided in the first quarter of 2015.  Should the plaintiffs’ application be successful, submissions in respect of the defendants’ Motion on Summary Judgment are expected to be made in the first half of 2015, with a hearing and decision expected in the second half of 2015.  The defendants intend to vigorously defend against the surviving claims of the Amended U.S. Complaint and believe they are without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “Ontario Action”).  A statement of claim in the Ontario Action was subsequently served on April 11, 2012.  The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects.  The Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  The plaintiffs sought certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act.  A hearing on the plaintiffs’ leave and certification motions was held from October 22–24, 2013. On November 5, 2013, the Ontario Court issued Reasons For Decision dismissing the leave motion in respect of the statutory claims and dismissing the certification motion in respect of both the statutory claims and the common law negligent misrepresentation claims.  The plaintiffs have appealed the Order of the Ontario Court.  The appeals on the certification and leave motions have been consolidated and were heard by the Ontario Court of Appeal on June 11, 2014.  Kinross expects a decision on the appeal by year-end 2014.  Presently, and subject to the outcome of any appeal, as a result of the Ontario Court’s decision, the only claim that remains is an individual claim, not a class proceeding by the Trustees of the Musicians’ Pension Fund of Canada, asserting common law negligent misrepresentations.  Kinross believes that the remaining individual claim is without merit and intends to vigorously defend against it.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates.  These tax regimes are determined under general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are complex and subject to interpretation.  Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules.

18.	CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Aurelian Resources Inc., BGO (Bermuda) Ltd., Crown Resources Corporation, Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., Compania Minera Mantos de Oro, Compania Minera Maricunga, Red Back Mining Inc., and Red Back Mining Mauritania No. 2 Ltd.  All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at September 30, 2014 and December 31, 2013 and the consolidating statements of operations, statements of comprehensive income (loss) and statements of cash flows for the nine months ended September 30, 2014 and 2013.  For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

Consolidating balance sheet as at September 30, 2014

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$67.9	$158.9	$-	$226.8	$609.1	$-	$835.9
Restricted cash	-	3.7	-	3.7	39.4	-	43.1
Accounts receivable and other assets	6.9	96.2	-	103.1	262.7	-	365.8
Intercompany receivables	714.5	3,545.5	(389.5)	3,870.5	4,650.5	(8,521.0)	-
Inventories	2.7	447.4	-	450.1	808.1	-	1,258.2
Unrealized fair value of derivative assets	-	-	-	-	0.2	-	0.2
	792.0	4,251.7	(389.5)	4,654.2	6,370.0	(8,521.0)	2,503.2
Non-current assets
Property, plant and equipment	35.3	2,742.3	-	2,777.6	3,591.3	-	6,368.9
Goodwill	-	124.4	-	124.4	183.6	-	308.0
Long-term investments	17.9	0.1	-	18.0	-	-	18.0
Investments in associate and joint venture	-	17.2	-	17.2	296.5	-	313.7
Intercompany investments	6,042.1	(1,200.6)	(2,749.0)	2,092.5	7,285.1	(9,377.6)	-
Unrealized fair value of derivative assets	-	-	-	-	-	-	-
Deferred charges and other long-term assets	9.3	177.1	-	186.4	318.4	-	504.8
Long-term intercompany receivables	2,307.9	485.7	(1,708.7)	1,084.9	2,708.8	(3,793.7)	-
Deferred tax assets	-	7.3	-	7.3	87.3	-	94.6
Total assets	$9,204.5	$6,605.2	$(4,847.2)	$10,962.5	$20,841.0	$(21,692.3)	$10,111.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$46.6	$165.1	$-	$211.7	$215.3	$-	$427.0
Intercompany payables	203.9	789.0	(389.5)	603.4	7,903.5	(8,506.9)	-
Current tax payable	-	2.6	-	2.6	18.2	-	20.8
Current portion of long-term debt	-	-	-	-	60.0	-	60.0
Current portion of provisions	-	5.1	-	5.1	19.1	-	24.2
Current portion of unrealized fair value of derivative liabilities	8.3	21.4	-	29.7	3.0	-	32.7
	258.8	983.2	(389.5)	852.5	8,219.1	(8,506.9)	564.7
Non-current liabilities
Long-term debt	1,978.0	-	-	1,978.0	19.1	-	1,997.1
Provisions	11.1	489.3	-	500.4	203.4	-	703.8
Unrealized fair value of derivative liabilities	1.9	3.0	-	4.9	-	-	4.9
Other long-term liabilities	-	133.3	-	133.3	11.4	-	144.7
Long-term intercompany payables	863.0	2,088.6	(1,708.7)	1,242.9	2,564.9	(3,807.8)	-
Deferred tax liabilities	-	158.8	-	158.8	370.3	-	529.1
Total liabilities	3,112.8	3,856.2	(2,098.2)	4,870.8	11,388.2	(12,314.7)	3,944.3

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$14,591.1	$2,975.3	$(2,975.3)	$14,591.1	$16,244.1	$(16,244.1)	$14,591.1
Contributed surplus	231.9	82.8	(82.8)	231.9	2,348.2	(2,348.2)	231.9
Accumulated deficit	(8,702.5)	(292.6)	292.6	(8,702.5)	(9,195.1)	9,195.1	(8,702.5)
Accumulated other comprehensive income (loss)	(28.8)	(16.5)	16.5	(28.8)	(19.6)	19.6	(28.8)
Total common shareholders' equity	6,091.7	2,749.0	(2,749.0)	6,091.7	9,377.6	(9,377.6)	6,091.7
Non-controlling interest	-	-	-	-	75.2	-	75.2
Total equity	6,091.7	2,749.0	(2,749.0)	6,091.7	9,452.8	(9,377.6)	6,166.9

Total liabilities and equity	$9,204.5	$6,605.2	$(4,847.2)	$10,962.5	$20,841.0	$(21,692.3)	$10,111.2

Consolidating balance sheet as at December 31, 2013

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$218.3	$118.9	$-	$337.2	$397.3	$-	$734.5
Restricted cash	15.5	4.2	-	19.7	39.3	-	59.0
Accounts receivable and other assets	5.0	116.3	-	121.3	163.0	-	284.3
Intercompany receivables	697.1	3,309.8	(344.3)	3,662.6	4,218.2	(7,880.8)	-
Inventories	-	453.4	-	453.4	869.5	-	1,322.9
Unrealized fair value of derivative assets	-	1.2	-	1.2	3.9	-	5.1
	935.9	4,003.8	(344.3)	4,595.4	5,691.2	(7,880.8)	2,405.8
Non-current assets
Property, plant and equipment	23.8	2,806.9	-	2,830.7	3,752.0	-	6,582.7
Goodwill	-	124.3	-	124.3	183.7	-	308.0
Long-term investments	20.2	0.2	-	20.4	-	-	20.4
Investments in associate and joint venture	-	17.5	-	17.5	297.7	-	315.2
Intercompany investments	5,947.3	(1,174.6)	(2,687.9)	2,084.8	7,270.0	(9,354.8)	-
Unrealized fair value of derivative assets	0.2	-	-	0.2	0.4	-	0.6
Deferred charges and other long-term assets	8.5	180.9	-	189.4	301.1	-	490.5
Long-term intercompany receivables	2,272.4	475.2	(1,625.1)	1,122.5	2,617.3	(3,739.8)	-
Deferred tax assets	-	40.4	-	40.4	123.1	-	163.5
Total assets	$9,208.3	$6,474.6	$(4,657.3)	$11,025.6	$20,236.5	$(20,975.4)	$10,286.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$68.6	$198.0	$-	$266.6	$277.9	$-	$544.5
Intercompany payables	237.6	754.8	(344.3)	648.1	7,231.0	(7,879.1)	-
Current tax payable	-	10.3	-	10.3	16.7	-	27.0
Current portion of long-term debt	-	-	-	-	60.0	-	60.0
Current portion of provisions	-	20.9	-	20.9	19.2	-	40.1
Current portion of unrealized fair value of derivative liabilities	3.3	38.0	-	41.3	-	-	41.3
	309.5	1,022.0	(344.3)	987.2	7,604.8	(7,879.1)	712.9
Non-current liabilities
Long-term debt	1,981.4	-	-	1,981.4	78.2	-	2,059.6
Provisions	9.5	476.3	-	485.8	198.1	-	683.9
Unrealized fair value of derivative liabilities	3.0	11.0	-	14.0	-	-	14.0
Other long-term liabilities	-	131.1	-	131.1	61.6	-	192.7
Long-term intercompany payables	890.9	2,005.1	(1,625.1)	1,270.9	2,470.6	(3,741.5)	-
Deferred tax liabilities	-	141.2	-	141.2	392.5	-	533.7
Total liabilities	3,194.3	3,786.7	(1,969.4)	5,011.6	10,805.8	(11,620.6)	4,196.8

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$14,737.1	$2,975.3	$(2,975.3)	$14,737.1	$16,235.2	$(16,235.2)	$14,737.1
Contributed surplus	84.5	82.8	(82.8)	84.5	2,334.0	(2,334.0)	84.5
Accumulated deficit	(8,771.1)	(337.9)	337.9	(8,771.1)	(9,201.8)	9,201.8	(8,771.1)
Accumulated other comprehensive income (loss)	(36.5)	(32.3)	32.3	(36.5)	(12.6)	12.6	(36.5)
Total common shareholders' equity	6,014.0	2,687.9	(2,687.9)	6,014.0	9,354.8	(9,354.8)	6,014.0
Non-controlling interest	-	-	-	-	75.9	-	75.9
Total equity	6,014.0	2,687.9	(2,687.9)	6,014.0	9,430.7	(9,354.8)	6,089.9

Total liabilities and equity	$9,208.3	$6,474.6	$(4,657.3)	$11,025.6	$20,236.5	$(20,975.4)	$10,286.7

Consolidating statement of operations for the nine months ended September 30, 2014

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$920.7	$1,289.6	$(818.0)	$1,392.3	$1,282.7	$-	$2,675.0

Cost of sales
Production cost of sales	909.3	832.7	(818.0)	924.0	578.0	-	1,502.0
Depreciation, depletion and amortization	5.6	257.5	-	263.1	382.4	-	645.5
Total cost of sales	914.9	1,090.2	(818.0)	1,187.1	960.4	-	2,147.5
Gross profit (loss)	5.8	199.4	-	205.2	322.3	-	527.5
Other operating expense	2.4	21.0	-	23.4	22.8	-	46.2
Exploration and business development	17.1	10.6	-	27.7	51.8	-	79.5
General and administrative	77.5	3.8	-	81.3	46.3	-	127.6
Operating earnings (loss)	(91.2)	164.0	-	72.8	201.4	-	274.2
Other income (expense) - net	13.2	(20.7)	-	(7.5)	295.6	(300.3)	(12.2)
Equity in earnings (losses) of associate, joint venture and intercompany investments	142.1	(21.1)	(50.0)	71.0	(4.0)	(71.3)	(4.3)
Finance income	21.7	1.4	(1.6)	21.5	46.1	(59.3)	8.3
Finance expense	(27.8)	(19.1)	1.6	(45.3)	(66.6)	59.3	(52.6)
Earnings (loss) before tax	58.0	104.5	(50.0)	112.5	472.5	(371.6)	213.4
Income tax recovery (expense) - net	15.5	(54.5)	-	(39.0)	(101.6)	-	(140.6)
Earnings (loss) from continuing operations after tax	73.5	50.0	(50.0)	73.5	370.9	(371.6)	72.8
Loss from discontinued operations after tax	(4.9)	(4.9)	4.9	(4.9)	(5.6)	5.6	(4.9)
Net earnings (loss)	$68.6	$45.1	$(45.1)	$68.6	$365.3	$(366.0)	$67.9
Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$-	$-	$-	$-	$(0.7)	$-	$(0.7)
Common shareholders	$73.5	$50.0	$(50.0)	$73.5	$371.6	$(371.6)	$73.5
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(0.7)	$-	$(0.7)
Common shareholders	$68.6	$45.1	$(45.1)	$68.6	$366.0	$(366.0)	$68.6

Consolidating statement of operations for the nine months ended September 30, 2013

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$-	$1,651.2	$-	$1,651.2	$1,251.2	$-	$2,902.4

Cost of sales
Production cost of sales	-	880.8	-	880.8	595.2	-	1,476.0
Depreciation, depletion and amortization	4.4	348.1	-	352.5	269.6	-	622.1
Impairment charges	-	449.5	-	449.5	1,983.6	-	2,433.1
Total cost of sales	4.4	1,678.4	-	1,682.8	2,848.4	-	4,531.2
Gross profit (loss)	(4.4)	(27.2)	-	(31.6)	(1,597.2)	-	(1,628.8)
Other operating expense	2.8	1.8	-	4.6	50.4	-	55.0
Exploration and business development	22.2	14.9	-	37.1	83.7	-	120.8
General and administrative	77.6	4.2	-	81.8	42.7	-	124.5
Operating earnings (loss)	(107.0)	(48.1)	-	(155.1)	(1,774.0)	-	(1,929.1)
Other income (expense) - net	(1.0)	(19.2)	-	(20.2)	200.4	(425.9)	(245.7)
Equity in earnings (losses) of associate, joint venture and intercompany investments	(2,172.3)	(1,976.7)	2,134.0	(2,015.0)	(2.8)	2,014.7	(3.1)
Finance income	21.0	2.3	(1.5)	21.8	33.6	(49.4)	6.0
Finance expense	(9.1)	(12.6)	1.5	(20.2)	(55.1)	49.4	(25.9)
Earnings (loss) before taxes	(2,268.4)	(2,054.3)	2,134.0	(2,188.7)	(1,597.9)	1,588.8	(2,197.8)
Income tax recovery (expense) - net	(4.2)	(79.7)	-	(83.9)	9.9	-	(74.0)
Earnings (loss) from continuing operations after tax	(2,272.6)	(2,134.0)	2,134.0	(2,272.6)	(1,588.0)	1,588.8	(2,271.8)
Earnings (loss) from discontinued operations after tax	(728.0)	(728.0)	728.0	(728.0)	(728.0)	728.0	(728.0)
Net earnings (loss)	$(3,000.6)	$(2,862.0)	$2,862.0	$(3,000.6)	$(2,316.0)	$2,316.8	$(2,999.8)
Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$-	$-	$-	$-	$0.8	$-	$0.8
Common shareholders	$(2,272.6)	$(2,134.0)	$2,134.0	$(2,272.6)	$(1,588.8)	$1,588.8	$(2,272.6)
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$0.8	$-	$0.8
Common shareholders	$(3,000.6)	$(2,862.0)	$2,862.0	$(3,000.6)	$(2,316.8)	$2,316.8	$(3,000.6)

Consolidating statement of comprehensive income (loss) for the nine months ended September 30, 2014

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings (loss)	$68.6	$45.1	$(45.1)	$68.6	$365.3	$(366.0)	$67.9

Other comprehensive income (loss), net of tax:
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	8.2	-	-	8.2	(2.6)	-	5.6
Reclassification to earnings for impairment charges	0.6	-	-	0.6	-	-	0.6
Accumulated other comprehensive loss related to investments sold (b)	(6.1)	-	-	(6.1)	-	-	(6.1)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(9.9)	5.3	-	(4.6)	(3.6)	-	(8.2)
Accumulated other comprehensive income (loss) related to derivatives settled (d)	6.0	9.8	-	15.8	-	-	15.8
	(1.2)	15.1	-	13.9	(6.2)	-	7.7
Equity in other comprehensive income (loss) of intercompany investments	8.9	-	(15.1)	(6.2)	-	6.2	-
Total comprehensive income (loss)	$76.3	$60.2	$(60.2)	$76.3	$359.1	$(359.8)	$75.6

Comprehensive income (loss) from continuing operations	$81.2	$65.1	$(65.1)	$81.2	$364.7	$(365.4)	$80.5
Comprehensive loss from discontinued operations	(4.9)	(4.9)	4.9	(4.9)	(5.6)	5.6	(4.9)
Total comprehensive income (loss)	$76.3	$60.2	$(60.2)	$76.3	$359.1	$(359.8)	$75.6
Attributable to non-controlling interest	$-	$-	$-	$-	$(0.7)	$-	$(0.7)
Attributable to common shareholders	$76.3	$60.2	$(60.2)	$76.3	$359.8	$(359.8)	$76.3

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(c) Net of tax of	$-	$3.8	$-	$3.8	$(1.2)	$-	$2.6
(d) Net of tax of	$-	$4.8	$-	$4.8	$-	$-	$4.8

Consolidating statement of comprehensive income (loss) for the nine months ended September 30, 2013

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings (loss)	$(3,000.6)	$(2,862.0)	$2,862.0	$(3,000.6)	$(2,316.0)	$2,316.8	$(2,999.8)

Other comprehensive income (loss), net of tax:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	(16.9)	(0.9)	-	(17.8)	(6.7)	-	(24.5)
Reclassification to earnings for impairment charges	14.2	1.0	-	15.2	3.1	-	18.3
Accumulated other comprehensive loss related to investments sold (b)	-	-	-	-	-	-	-
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(7.1)	(24.2)	-	(31.3)	(2.6)	-	(33.9)
Accumulated other comprehensive income (loss) related to derivatives settled (d)	0.3	8.3	-	8.6	(1.8)	-	6.8
	(9.5)	(15.8)	-	(25.3)	(8.0)	-	(33.3)
Equity in other comprehensive income (loss) of intercompany investments	(23.8)	-	15.8	(8.0)	-	8.0	-
Total comprehensive income (loss)	$(3,033.9)	$(2,877.8)	$2,877.8	$(3,033.9)	$(2,324.0)	$2,324.8	$(3,033.1)

Comprehensive income (loss) from continuing operations	$(2,305.9)	$(2,149.8)	$2,149.8	$(2,305.9)	$(1,596.0)	$1,596.8	$(2,305.1)
Comprehensive loss from discontinued operations	(728.0)	(728.0)	728.0	(728.0)	(728.0)	728.0	(728.0)
Total comprehensive income (loss)	$(3,033.9)	$(2,877.8)	$2,877.8	$(3,033.9)	$(2,324.0)	$2,324.8	$(3,033.1)
Attributable to non-controlling interest	$-	$-	$-	$-	$0.8	$-	$0.8
Attributable to common shareholders	$(3,033.9)	$(2,877.8)	$2,877.8	$(3,033.9)	$(2,324.8)	$2,324.8	$(3,033.9)

(a) Net of tax of	$-	$-	$-	$-	$(0.3)	$-	$(0.3)
(b) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(c) Net of tax of	$-	$(12.1)	$-	$(12.1)	$(1.6)	$-	$(13.7)
(d) Net of tax of	$-	$5.6	$-	$5.6	$(0.6)	$-	$5.0

Consolidating statement of cash flows for the nine months ended September 30, 2014

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net inflow (outflow) of cash related to the following activities:
Operating:
Earnings (loss) from continuing operations	$73.5	$50.0	$(50.0)	$73.5	$370.9	$(371.6)	$72.8
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	5.6	257.5	-	263.1	382.4	-	645.5
Losses (gains) on sale of other assets - net	(4.7)	(1.3)	-	(6.0)	-	-	(6.0)
Impairment charges	-	-	-	-	-	-	-
Impairment of investments	0.6	-	-	0.6	-	-	0.6
Equity in losses (earnings) of associate, joint venture and intercompany investments	(142.1)	21.1	50.0	(71.0)	4.0	71.3	4.3
Non-hedge derivative (gains) losses - net	2.2	1.4	-	3.6	1.1	-	4.7
Settlement of derivative instruments	-	-	-	-	-	-	-
Share-based compensation expense	20.2	-	-	20.2	-	-	20.2
Accretion expense	3.3	14.2	-	17.5	7.8	-	25.3
Deferred tax (recovery) expense	-	41.7	-	41.7	15.2	-	56.9
Foreign exchange (gains) losses and other	1.7	(7.0)	-	(5.3)	(39.7)	-	(45.0)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(2.3)	14.6	-	12.3	(85.5)	-	(73.2)
Inventories	(2.7)	(0.7)	-	(3.4)	22.3	-	18.9
Accounts payable and accrued liabilities	(12.3)	(0.7)	-	(13.0)	107.9	-	94.9
Cash flow provided from (used in) operating activities	(57.0)	390.8	-	333.8	786.4	(300.3)	819.9
Income taxes paid	-	(11.4)	-	(11.4)	(129.6)	-	(141.0)
Net cash flow of continuing operations provided from (used in) operating activities	(57.0)	379.4	-	322.4	656.8	(300.3)	678.9
Net cash flow of discontinued operations used in operating activities	-	-	-	-	(5.9)	-	(5.9)
Investing:
Additions to property, plant and equipment	(16.9)	(187.5)	-	(204.4)	(238.0)	-	(442.4)
Net proceeds from (additions to) long-term investments and other assets	8.0	(25.7)	-	(17.7)	(28.4)	-	(46.1)
Net proceeds from the sale of property, plant and equipment	-	1.6	-	1.6	0.2	-	1.8
Disposals of short-term investments	-	-	-	-	-	-	-
Decrease (increase) in restricted cash	15.4	0.5	-	15.9	-	-	15.9
Interest received	0.4	1.4	-	1.8	1.5	-	3.3
Net cash flow of continuing operations provided from (used in) investing activities	6.9	(209.7)	-	(202.8)	(264.7)	-	(467.5)
Net cash flow of discontinued operations used in investing activities	-	-	-	-	-	-	-
Financing:
Issuance of common shares on exercise of options	0.1	-	-	0.1	-	-	0.1
Proceeds from issuance of debt	492.9	381.6	-	874.5	-	-	874.5
Repayment of debt	(500.0)	(381.6)	-	(881.6)	(60.0)	-	(941.6)
Interest paid	(16.4)	(0.2)	-	(16.6)	(2.5)	-	(19.1)
Dividends received from (paid to) common shareholders and subsidiaries	60.0	-	-	60.0	(360.3)	300.3	-
Settlement of derivative instruments	(2.0)	-	-	(2.0)	-	-	(2.0)
Intercompany advances	(133.3)	(130.0)	-	(263.3)	263.3	-	-
Other	(1.6)	0.5	-	(1.1)	(1.0)	-	(2.1)
Net cash flow of continuing operations provided from (used in) financing activities	(100.3)	(129.7)	-	(230.0)	(160.5)	300.3	(90.2)
Net cash flow of discontinued operations used in financing activities	-	-	-	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	-	-	-	-	(13.9)	-	(13.9)
Increase (decrease) in cash and cash equivalents	(150.4)	40.0	-	(110.4)	211.8	-	101.4
Cash and cash equivalents, beginning of period	218.3	118.9	-	337.2	397.3	-	734.5
Cash and cash equivalents, end of period	$67.9	$158.9	$-	$226.8	$609.1	$-	$835.9

Consolidating statement of cash flows for the nine months ended September 30, 2013

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net inflow (outflow) of cash related to the following activities:
Operating:
Earnings (loss) from continuing operations	$(2,272.6)	$(2,134.0)	$2,134.0	$(2,272.6)	$(1,588.0)	$1,588.8	$(2,271.8)
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	4.4	348.1	-	352.5	269.6	-	622.1
Loss (gains) on sale of other assets - net	(0.5)	(1.1)	-	(1.6)	1.4	-	(0.2)
Impairment charges	-	449.5	-	449.5	1,983.6	-	2,433.1
Impairment of investments	14.3	1.1	-	15.4	221.9	-	237.3
Equity in losses (earnings) of associate, joint venture and intercompany investments	2,172.3	1,976.7	(2,134.0)	2,015.0	2.8	(2,014.7)	3.1
Non-hedge derivative (gains) losses - net	(2.0)	(0.6)	-	(2.6)	(1.9)	-	(4.5)
Settlement of derivative instruments	0.2	-	-	0.2	-	-	0.2
Share-based compensation expense	26.2	-	-	26.2	-	-	26.2
Accretion expense	0.9	9.1	-	10.0	5.6	-	15.6
Deferred tax (recovery) expense	-	27.4	-	27.4	(205.5)	-	(178.1)
Foreign exchange (gains) losses and other	(2.8)	15.0	-	12.2	31.6	-	43.8
Changes in operating assets and liabilities:
Accounts receivable and other assets	(0.7)	(4.0)	-	(4.7)	(95.9)	-	(100.6)
Inventories	-	(11.4)	-	(11.4)	(107.4)	-	(118.8)
Accounts payable and accrued liabilities	(2.9)	7.6	-	4.7	141.1	-	145.8
Cash flow provided from (used in) operating activities	(63.2)	683.4	-	620.2	658.9	(425.9)	853.2
Income taxes paid	(1.5)	(89.6)	-	(91.1)	(152.7)	-	(243.8)
Net cash flow of continuing operations provided from (used in) operating activities	(64.7)	593.8	-	529.1	506.2	(425.9)	609.4
Net cash flow of discontinued operations used in operating activities	-	(0.1)	-	(0.1)	(18.2)	-	(18.3)
Investing:
Additions to property, plant and equipment	(6.7)	(262.3)	-	(269.0)	(662.3)	-	(931.3)
Net proceeds from (additions to) long-term investments and other assets	(0.7)	(13.1)	-	(13.8)	(66.6)	-	(80.4)
Net proceeds from the sale of property, plant and equipment	-	1.9	-	1.9	0.8	-	2.7
Disposals of short-term investments	349.8	-	-	349.8	-	-	349.8
Decrease (increase) in restricted cash	-	(1.4)	-	(1.4)	0.1	-	(1.3)
Interest received	0.9	1.2	-	2.1	4.0	-	6.1
Net cash flow of continuing operations provided from (used in) investing activities	343.3	(273.7)	-	69.6	(724.0)	-	(654.4)
Net cash flow of discontinued operations used in investing activities	-	-	-	-	(14.3)	-	(14.3)
Financing:
Issuance of common shares on exercise of options	6.2	-	-	6.2	-	-	6.2
Proceeds from issuance of debt	-	-	-	-	-	-	-
Repayment of debt	(460.0)	(3.3)	-	(463.3)	(60.0)	-	(523.3)
Interest paid	-	-	-	-	(3.9)	-	(3.9)
Dividends received from (paid to) common shareholders and subsidiaries	68.7	(38.1)	-	30.6	(547.8)	425.9	(91.3)
Intercompany advances	(370.2)	(132.7)	-	(502.9)	502.9	-	-
Other	(1.7)	-	-	(1.7)	-	-	(1.7)
Net cash flow of continuing operations provided from (used in) financing activities	(757.0)	(174.1)	-	(931.1)	(108.8)	425.9	(614.0)
Net cash flow of discontinued operations used in financing activities	-	-	-	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	-	-	-	-	(9.0)	-	(9.0)
Increase (decrease) in cash and cash equivalents	(478.4)	145.9	-	(332.5)	(368.1)	-	(700.6)
Cash and cash equivalents, beginning of period	642.6	177.4	-	820.0	812.7	-	1,632.7
Cash and cash equivalents, end of period	$164.2	$323.3	$-	$487.5	$444.6	$-	$932.1